ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
AUDIT OF THE MINERAL
RESOURCE ESTIMATE
FOR THE
SAN SEBASTIÁN PROJECT
JALISCO STATE
MEXICO

Report Date: March 6, 2013
Effective Date: December 15, 2012

Report By

William J. Lewis, B.Sc., P.Geo.
Charley Z. Murahwi, M.Sc., P.Geo., Pr.Sci.Nat., FAusIMM

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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APPENDIX

Appendix 1	Glossary of Mining and Related Terms	At end of Report

v

List of Figures

Figure 13.1	Minera Cimarron’s Flotation Plant and Tailings Facility in the San Sebastián del Oeste Area	81
Figure 14.1	Longitudinal Section Showing the Resources for the Animas-Los Negros Vein	90
Figure 14.2	Longitudinal Section Showing the Resources for the Tajo Vein	90
Figure 14.3	Longitudinal Section Showing the Resources for the Real Vein	91
Figure 14.4	Longitudinal Section Showing the Resources for the Terronera Vein	91
Figure 23.1	Minera Cimarron’s Santa Quiteria Mine in the San Sebastián del Oeste Area	93

1.0           SUMMARY

1.1	INTRODUCTION

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to provide an audit of Endeavour Silver’s resource estimation for the San Sebastián precious metal Project in the State of Jalisco, Mexico. This is the second Technical Report by Micon discussing a resource estimate for this Project.

This report constitutes an independent audit of the updated mineral resource estimate for Endeavour Silver’s San Sebastián Project as of December 15, 2012. The estimate was conducted to ensure that the mineral resource estimate complies with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the budget for the continuing studies and exploration programs on the San Sebastián Project.

The term San Sebastián Property, in this report, refers to the entire area covered by the mineral licence, while the term San Sebastián Project refers to the area within the mineral licence on which the exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the Canadian Securities Administrators (CSA) and which came into force on June 30, 2011. The June 30, 2011 format and guidelines of Form 43-101F1 and its Companion Policy NI 43-101CP replace the former format, guidelines and companion policy which were dated December 23, 2005.

Micon does not have, nor has it previously had, any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2	LOCATION AND PROPERTY DESCRIPTION

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day), continues to operate in the district. The San Sebastián Properties being acquired by Endeavour Silver surround the La Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for the company.

1.3	OWNERSHIP

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the San Sebastián Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the Project is comprised of 12 mineral concessions. The core group of 10 concessions totalling 3,388 hectares (ha) is owned by IMMSA. These concessions cover the main area of the known mining district. Endeavour Silver can acquire a 100% interest in the San Sebastián Properties from IMMSA by making cash payments totaling US $2.75 million and spending US $2.0 million on exploration over a three year period. IMMSA will retain a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totalling 2,078 ha.

The annual 2013 concession tax for the San Sebastián Properties is estimated to be approximately 685,400 Mexican pesos (pesos), which is equal to about US $52,000 at an exchange rate of 18 pesos to US $1.00 dollar. The annual 2013 concession tax is approximately 642,900 pesos for the IMMSA Properties, and 42,500 pesos for the Endeavour Silver Properties.

1.4	HISTORY

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

According to Southworth in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this has may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Ramirez, in his 1884 volume entitled “Noticia Historica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

1.5	GEOLOGY AND MINERALIZATION

The San Sebastián Properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about a 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15 m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

1.6	EXPLORATION PROGRAM

1.6.1	2010 Exploration Program

In 2010, Endeavour Silver commenced exploration activities on the San Sebastián Project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,586 (including property holding costs) was spent on exploration activities on the San Sebastián Project.

1.6.2	2011 Exploration Program

In 2011, exploration activities continued on the San Sebastián Project and included geological mapping, rock chip sampling, topographic surveying and diamond drilling.

A total of US $2,249,443 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2011.

1.6.3	2012 Exploration Program

In 2012, exploration activities continued on the San Sebastián Project, primarily involving surface diamond drilling.

A total of US $2,835,965 (including property holding costs) was spent on exploration activities on the San Sebastián Project through November, 2012,

In 2012, Endeavour Silver continued to conduct a surface diamond drilling program on prospective targets within the San Sebastián property. Exploration drilling focused in two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros and Real veins, and 2) The Central area, exploring the extension of the Quiteria vein, to the west of the La Quiteria mine, and the Terronera vein.

By the end of November, 2012, Endeavour Silver had completed 13,237.10 m of drilling in 32 surface diamond drill holes at the San Sebastián Project. A total of 3,118 diamond drill core samples were collected and submitted for assay.

Given the success of Endeavour Silver’s exploration program at San Sebastián, it plans to continue exploration focused on expanding the new resources identified and testing several new prospective targets within the district. The primary long-term goal of this program is to delineate sufficient resources on the San Sebastián property in order to permit preliminary mine planning, economic analysis and a possible development decision.

Future exploration activities will primarily focus on the Terronera vein, which is up to 13 m wide has been traced for 2 kilometres along strike. Several old shafts and adits mark the locations of small scale historic mining along the vein. Drilling will continue with two drill rigs to delineate the lateral and vertical extent of the recently discovered high grade silver-gold mineralization in the Terronera vein.

1.6.4	2013 Exploration Program

The 2013 exploration program is planned to include 16,000 m of core in approximately 40 surface diamond drill holes to delineate resources on the Terronera vein. Endeavour Silver is budgeting to spend US $3,561,800, mainly on diamond drilling, in an effort to expand the resource base on its property during 2013. The estimated cost of diamond drilling, including roads and drill pads, is US $180/m. Diamond drilling costs are higher than on Endeavour Silver’s other projects due to the generally poor ground conditions of the rock being drilled.

The approximate time-frame for execution of this drilling program is 8 months.

A final cash payment to IMMSA totaling US$2,000,000 to excercise the option will also be required in February, 2013.

Micon has reviewed Endeavour Silver’s proposal for further exploration and studies on its San Sebastián Project and considers that the budget for the proposed program is reasonable. Micon recommends that Endeavour Silver implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

1.7	2012 MINERAL RESOURCE ESTIMATE

The mineral resource discussed in this report was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is December 15, 2012.

Animas-Los Negros,El Tajo and Real Veins

The estimate was conducted using a polygonal/sectional method. Grade capping (based on log-probability plots) was at 524 g/t and 2.38 g/t for silver and gold, respectively.

Terronera Vein

A block model was developed for the Terronera vein which has been tested by more than 20 drill holes. The block size used to match the drilling density on a 50 m grid was 25 m along strike x 25 m down dip x the width of the vein. Grade interpolation was achieved by using the inverse distance cubed (ID3) technique. Grade capping (based on log-probability plots) was at 1,970 g/t and 7.96 g/t for silver and gold, respectively.

Cut-off Grade

The cut-off grade selected by Endeavour Silver for the resource estimate is 100 g/t silver equivalent (AgEq), using a 50:1 ratio based on prices of US $31/oz silver and US $1,550/oz gold, with no base metal credits applied.

A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 1.1.

Table 1.1
Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 100 g/t AgEq
(at December 15, 2012)

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Total	Indicated	1,835,000	193	1.17	11,400,300	69,300	14,865,300
Total	Inferred	3,095,000	196	1.39	19,500,400	138,100	26,405,400

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

To the best of Micon’s current knowledge, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

1.8	CONCLUSIONS AND RECOMMENDATIONS

1.8.1	Conclusions

The updated mineral resource estimate of the San Sebastián Project is sufficiently encouraging to warrant further investigation to upgrade and expand the resource. Bearing in mind that several veins within the Project area which have shallow artisanal workings have not yet been tested by drilling, Micon believes there is a reasonable chance of expanding the resources.

Micon has conducted an audit of the Endeavour Silver updated resource estimate as at December 15, 2012, and considers the estimate to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. The estimation approach/methodology used is reasonable and commensurate with the data levels.

Despite the potential for additional resources, Endeavour Silver is yet to determine whether its mineral property contains mineral reserves that are economically recoverable.

1.8.2	Recommendations

1.8.2.1	Future Work

Based on the encouraging updated resource estimate, Micon makes the following recommendations for further work.

In the short to medium term, all exploration and additional drilling programs should focus on upgrading and expanding the resources.

A 3D geological model of the vein systems intersected in drill holes and exposed in existing underground workings should be compiled to serve as a guide in determining and targeting possible extensions to the mineralized zones already known, in addition to establishing where infill holes should be drilled. This model should be continually updated as and when new information becomes available.

Where possible, limited underground development and core drilling and sampling should be conducted to complement surface exploration activities and the data should be incorporated into the 3D geological model.

While the company’s drilling programs may continue to prioritize areas perceived to have high grade resource potential, lower grade targets should also be continually assessed in order to establish the overall resource potential for the entire property.

Stringent QA/QC measures should be maintained.

Metallurgical investigations should be initiated to establish the optimum recovery method(s) and grade-recovery relationship(s).

1.8.2.2	Budget

In line with these recommendations, Endeavour Silver has proposed an exploration budget of US $3.562 million for the period January, 2013 to December, 2013. Table 1.2 summarizes the planned 2013 surface exploration budget for the San Sebastián Project.

Table 1.2
Summary of Total 2013 Expenditures for the San Sebastián Project Exploration Programs

Project Area	2013 Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
Central Area (Terronera etc.)	40	16,000	4,000	3,457,500
San Sebastián Regional	0	0	200	104,300
Total	40	16,000	4,200	3,561,800
Table provided by Endeavour Silver Corp.

Micon considers that the proposed budget is reasonable and recommends that Endeavour Silver proceed with the proposed work program.

1.8.2.3	Further Recommendations

In preparation for economic studies on the San Sebastián Project, Micon makes the following additional recommendations.

1)	Basic engineering studies for infrastructural requirements should be initiated in preparation for economic studies.

2)	The possible synergies from co-operation with third parties holding prospective mining interests in and surrounding the San Sebastián Project area should be investigated.

2.0           INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit of the resource estimation for the San Sebastián precious metal Project in the State of Jalisco, Mexico. This report is the second conducted by Micon on this Project.

This report constitutes an independent audit of the mineral resource estimate for Endeavour Silver’s San Sebastián Project as of December 15, 2012. The audit was conducted to ensure that the mineral resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations. This report also constitutes a review of Endeavour Silver’s proposed future exploration program which it plans to conduct on the San Sebastián Project.

The geological setting of the property, mineralization style and occurrences, and exploration history is described in various government and other publications listed in Section 28 “References”. The relevant sections of those reports are reproduced herein.

The Qualified Persons responsible for the preparation of this report and the audit of the resource estimate for the San Sebastián Project are William J. Lewis, B.Sc., P. Geo. and Charley Z. Murahwi, M.Sc., P.Geo., Pr.Sci.Nat., FAusIMM, both of whom are senior geologists with Micon based in Toronto.

Mr. Murahwi represented Micon on the site visits to the San Sebastián Project which were conducted on October 14, 2011 and October 6 to 7, 2012. During the site visits, the quality assurance and quality control (QA/QC) program was reviewed and discussed, drill cores were examined, the shallow old underground mine workings and the surface facilities were inspected, and the initial review of the database and the discussions related to the resource estimates were performed.

All currency amounts are stated in US dollars (US $) or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the various abbreviations used throughout this report. Appendix 1 contains a glossary of mining terms.

Table 2.1
List of Abbreviations

Name	Abbreviations	Name	Abbreviations
ALS-Chemex	ALS	Mexican Peso	Peso
Atomic Adsorption	AA	Micon International Limited	Micon
Atomic Emission Spectroscopy	AES	Million tonnes	Mt
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Mina Bolañitos S.A. de C.V.	Mina Bolañitos
Consejo de Recursos Minerales	CRM	Minas de la Luz S.A. de C.V.	Minas del la Luz
Day	d	Minera Cimarron S.A. de C.V.	Minera Cimarron
Degree(s)	o	Minera Planta Adelante S.A. de C.V.	Minera Planta Adelante
Degrees Celsius	[o]C	North American Datum	NAD
Digital elevation model	DEM	Net present value	NPV
Dirección General de Minas	DGM	Net smelter return	NSR
Dollar(s), Canadian and US	$, CDN $ and US $	Not available/applicable	n.a.
Endeavour Gold S.A de C.V.	Endeavour Gold	Ounces	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Energold de Mexico, S.A. de C.V.	Energold Mexico	Parts per billion	ppb
Energold Drilling Corp.	Energold	Parts per million	ppm
Environmental Impact Statement	EIS	Percent(age)%
G4 Drilling	G4	Quality Assurance/Quality Control	QA/QC
Gram(s)	g	Second	s
Grams per metric tonne	g/t	Secretaria Medio Ambiente y Recursos Naturales	SEMARNAT
Greater than	>	Servicios Geologico de Mexico	SGM
Grupo Mexico	Grupo	SGS de Mexico, S.A. de C.V.	SGS
Hectare(s)	ha	Sierra Madre Occidental	SMO
Inductively Coupled Plasma	ICP	Specific gravity	SG
Industrias Minera México S.A. de C.V.	IMMSA	SRK Consulting	SRK
Industrias Peñoles S.A. de C.V.	Peñoles	System for Electronic Document Analysis and Retrieval	SEDAR
Internal rate of return	IRR	Système International d’Unités	SI
Kilogram(s)	kg	Tonne (metric)	t
Kilometre(s)	km	Tonnes (metric) per day	t/d
Layne Christensen Company	Layne Christensen	Tonnes (metric) per month	t/m
Less than	<	Unidades de Manejo	UMA
Litre(s)	L	Universal Transverse Mercator	UTM
Manifestación de Impacto Ambiental	MIA	Year	y
Metre(s)	m

The review of the San Sebastián Project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver. The review of the resource estimation parameters was conducted during the audit in December, 2012.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as an NI 43-101 Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

3.0           RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the Property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying on the Property.

Micon audited Endeavour Silver’s December 15, 2012 resource estimate for the San Sebastián Project. The audited mineral resource estimate conforms to the presently accepted industry standards and definitions for resource estimates and is compliant with the CIM definitions required by NI 43-101 and, therefore, is reportable as a mineral resource by Endeavour Silver.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver’s presentation of the Project data, including data from previous operators, in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the San Sebastián Project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. A description of the Properties, and ownership thereof, is derived from transcripts prepared by Endeavour Silver.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports, information supplied by the various companies which have conducted exploration on the Property, and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The figures and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs were taken by Charley Murahwi during the Micon site visits. Where the figures and tables are derived from sources other than Micon, the source is acknowledged below the figure or table.

4.0             PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION

The San Sebastián Project is located in the northwestern portion of Jalisco State, near its border with the State of Nayarit, as shown in Figure 4.1. The Project is near the town of San Sebastián del Oeste which also gives its name to the municipality and mining district which surrounds it.

The Project is situated between coordinates 20°39’45" and 21°02’30" north latitude and 104°35’00" and 104°51’00" west longitude (between UTM coordinates 514,860 and 524,860 east and 2,303,715 and 2,289,120 north).

Figure 4.1
San Sebastián Project Location Map

4.2	OWNERSHIP AND PROPERTY DESCRIPTION

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the San Sebastián Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the Project is comprised of 12 mineral concessions. See Figure 4.2 for a concession map of the San Sebastián project.

Figure 4.2
San Sebastián del Oeste Project Claim Map

The core group of 10 concessions is owned by IMMSA and aggregates 3,388 ha. These concessions cover the main area of the known mining district (Table 4.1). Endeavour Silver can acquire a 100% interest in the San Sebastián Properties from IMMSA by making cash payments totaling US $2.75 million and spending US $2.0 million on exploration over a three year period. IMMSA will retain a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver has also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totalling 2,078 ha (Table 4.2).

Table 4.1
Summary of the Mineral Concessions Optioned by Endeavour Silver from IMMSA

Concession Name	Title Number	Term of Mineral Concession	Hectares
San Sebastián 4	211073	31/03/00 to 30/03/50	22.0000
San Sebastián 7	213145	30/03/01 to 29/03/51	166.0000
San Sebastián 6	213146	30/03/01 to 29/03/51	9.8129
San Sebastián 8	213147	30/03/01 to 29/03/51	84.8769
San Sebastián 5	213528	18/05/01 to 17/05/51	95.0600
San Sebastián 10	213548	18/05/01 to 17/05/51	16.0000
San Sebastián 9	214286	06/09/01 to 05/09/51	101.8378
San Sebastián 2	214634	26/10/01 to 25/10/51	19.5887
San Sebastián 3	221366	03/02/04 to 02/02/54	63.8380
San Sebastián 1 R-1	235753	24/02/10 to 08/07/55	2,808.8716
		Total	3,387.8859
Table provided by Endeavour Silver Corp.

Table 4.2
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	File Number	Term of Mineral Concession	Hectares
San Sebastián 10, Fr. 1	238532	23/09/11 to 22/09/61	2,075.2328
San Sebastián 10, Fr. 2	238533	23/09/11 to 22/09/61	2.9294
		Total	2,078.1622
Table provided by Endeavour Silver Corp.

The annual 2013 concession tax for the San Sebastián Properties is estimated to be approximately 685,400 Mexican pesos (pesos), which is equal to about US $52,000 at an exchange rate of 18 pesos to US $1.00 dollar. The annual 2013 concession tax is approximately 642,900 pesos for the IMMSA Properties, and 42,500 pesos for the Endeavour Silver Properties.

The IMMSA concessions surround mining concessions owned by Minera Cimarron S.A. de C.V. (Minera Cimarron), a private Mexican company. These concessions cover the active La Quiteria mine, and the historic Los Reyes and San Andres mines. These concessions are shown on Figure 4.2.

4.3	MEXICAN REGULATIONS FOR MINERAL CONCESSIONS

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and at the end of the 6 years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is now only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided that the concessions are kept in good standing. For the concessions to remain in good standing, a bi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the preceding year.

According with Mexican Mining laws, the area of the concessions requires an annual minimal investment of 9,600,000 Mexican pesos (US $700,000), and a mining rights annual payment of 150,000 Mexican pesos (US $11,000).

4.4	LICENCES, PERMITS AND ENVIRONMENT

In addition to the mineral rights, Endeavour has agreements with various private ranch owners and three local Ejidos (San Sebastián del Oeste, Santa Ana and Santiago de los Pinos) that provide access for exploration purposes. Table 4.3 summarizes the surface access rights as at December 15, 2012.

Table 4.3
Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Area (ha)	Validity	Term	Cost per Drill Pad (pesos)	Annual Cash Payments (pesos)
Ejido Santigo de Pinos	Quiteria - Terronera - Real Alto	8,520	5 Years	29/05/2010 - 2015	2,000	6,000
Ejido Santa Ana	Real Alto	1,473	5 Years	14/10/2010 - 2015	2,000	6,000
Ejido San Sebastián	Real Alto	600	5 Years	2010 - 2015	2,000	6,000
Table provided by Endeavour Silver Corp.

In January, 2011, Endeavour Silver received approval of its Manifestación de Impacto Ambiental (MIA), the Mexican equivalent of an Environmental Impact Statement (EIS), from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to conduct its surface exploration activities in accordance with all the Mexican environmental regulations. In order to conduct its exploration activities, Endeavour Silver is subject to a series of terms and conditions summarized as follows:

  Complete each and every one of the mitigation measures, prevention, security, conservation and the proposed compensation in the MIA.

  Present within three months of the MIA being approved, a program of management and environmental monitoring in order to verify the effectiveness of the proposed mitigation measures.

  Execute and implement a program of reforestation in an area equivalent to the area allowed to be affected in the permit, including a schedule for planting and monitoring.

  To conserve the biodiversity in the Project area, Endeavour Silver is required to carry out a plan of action for the rescue and protection of wild fauna, which includes implementing actions with personnel to rescue and relocate the present fauna according to a journal of described species, relocation to areas of specified ecological criteria, description of the techniques used in the handling of the fauna and a program of technical reviews to evaluate either risks or adjustments to the Project.

  Permanent monitoring in strategic zones to identify areas of displacement of wild fauna. This can be done by means of installation of special enclosures for the observation and registering the wild fauna.

  Establish one or two Unidades de Manejo (UMA) for the reproduction of the species considered to be prey of the jaguar (e.g. white tailed deer and/or wild boar). A UMA is a management unit set up for the conservation of wild fauna in the nearby community or communities. Each UMA will be a minimum of two hectares in size

  Re-introduction of species considered to be the natural prey of the jaguar.

  Preparation and placement of information signs about the conservation and protection of the jaguar.

  Establish a general supervision program to evaluate the environmental impact of the Project.

  In the case of verifying the presence of flora or fauna classified as being either found only at this locality, rare, threatened or in danger of extinction, a program must be put into place for the rescue and management of the species and for their protection and conservation to assure their survival in this area.

Endeavour Silver is also prohibited from the following:

  To buy, sell, capture, collect, traffic in or commercialize in any way, species of flora and wild fauna.

  Deposit and/or leave behind any materials from activities during construction and maintenance of the Project, as well as to spill any type of substance or residues or toxic materials that could alter the conditions of any bodies of water.

  Construct any type of infrastructure that modifies the natural surface surroundings

  Spill any lubricants, greases, oils and materials that could damage or contaminate the soil.

Also, Endeavour Silver is required to post a security bond that guarantees the fulfillment of the established conditions. This bond needs to be submitted to SEMARNAT within 6 months of the permit being granted. Endeavour Silver reports it is in compliance with this condition.

Endeavour Silver is currently working under existing environmental Mexican laws. In the past, environmentalists have tried to convert the San Sebastián del Oeste area into a protected natural area. To-date, the local community has not allowed this to happen, since they are more in favour of resource development and the potential economic benefit, especially employment.

5.0                ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESSIBILITY AND LOCAL RESOURCES

The San Sebastián Project is approximately 160 km due west of Guadalajara in Jalisco State and 40 km east of Puerto Vallarta. Access to San Sebastián is on paved roads. From Guadalajara, travel by road is via Federal Highway No. 70 that passes through the town of Mascota, about 210 km west of Guadalajara, and then another 55 km to San Sebastián del Oeste. Highway 70 continues to Puerto Vallarta on the Pacific coast. Good gravel roads exist on the property itself and year round access is possible with some difficulties experienced during the rainy season.

Recent road improvements have cut the transit time by vehicles from Puerto Vallarta to San Sebastián del Oeste to less than 2 hours. San Sebastián del Oeste is also served by an airfield with a paved landing strip in excellent condition.

National and international access to Puerto Vallarta and Guadalajara is quite good, with numerous daily flights from major cities in Mexico, the United States and Canada, giving many options for travelling to and from the Project.

The municipality of San Sebastián del Oeste has a population of approximately 5,600 with less than 1,000 people living in the town of the same name. The town of San Sebastián del Oeste is well maintained and tourism is the principal industry with several hotels and restaurants. It receives nearly daily tourist visits from nearby Puerto Vallarta.

5.2	PHYSIOGRAPHY AND CLIMATE

The town of San Sebastián del Oeste is at an elevation of 1,480 m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields and coffee plantations. Figures 5.1 and 5.2 are views of the topography surrounding San Sebastián.

The weather is predominantly humid in the winter and dry and warm during the spring. The mean temperature is 18°C, with a maximum of 25.6°C and a minimum of 11.7°C. The wettest months are June through September.

5.3	INFRASTRUCTURE

Most of the labour required for the exploration programs can be found in the Municipality of San Sebastián del Oeste. Supplies are usually purchased in either Puerto Vallarta (Figure 5.3), Mascota or Guadalajara.

Power supply to the San Sebastián Project is provided by the national grid (Comisión Federal de Electricidad).

Figure 5.1
View of the Topography Surrounding the Town of San Sebastián

Figure 5.2
View of the Topography from the San Sebastián Project

Figure 5.3
View of Puerto Vallarta from the Sky Above the Pacific Ocean, Looking East

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the San Sebastián Project. There is also cell phone service in the town of San Sebastián del Oeste. Figure 5.4 is a view of the town of San Sebastián del Oeste.

Figure 5.4
View of the Town of San Sebastián del Oeste, Jalisco

The area covered by the San Sebastian Property is sufficiently large to accommodate open pit and underground operations, including ancillary installations. In summary, the San Sebastian Project area is considered advantageously situated with respect to potential future mine development due to its relatively undeveloped state, proximity to good road and air transport, and electrical grid systems and proximity to government, business and work force population centres.

6.0          HISTORY

6.1	MINING IN MEXICO

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them intensively, continuing to do so until 1810 with the start of the War of Independence. In 1810, the yearly mining production fell in Mexico from US $27,000,000 to US $5,000,000 and this state of affairs continued until 1821 with the expulsion of the Spaniards.

During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880’s until the early 1900’s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according to the best estimates from 1522 to 1879, the production of precious metals in Mexico was about US $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately US $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately US $8,173,565 and the annual product nearly US $10,000,000.

In the early days, 90% of all the ores were amalgamated with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also contained gold to some extent.

6.2	SAN SEBASTIÁN DEL OESTE MINING DISTRICT

San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. Before the arrival of the Spaniards, San Sebastián del Oeste was an indigenous community comprised of the Tecos and Texoquines tribes. In 1524, Francisco Cortés de San Buenaventura conquered the area. By 1542, the mines were discovered and the area integrated into the jurisdiction of Oxtotipac.

More than 25 mines and a number of foundries had been established by 1785. During the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. Only one small private company, Minera Cimarrón, is currently active at the La Quiteria mine.

The town was declared a city in 1812 and reached a peak population of more than 20,000 people by 1900. At one time, it was the provincial capital and one of the gold and silver mining centres of Mexico. The prosperity of the city declined after the revolution of 1910.

The mines were, in part, responsible for the start of Puerto Vallarta. Then known as Las Peñas and consisting of just a few huts at the mouth of the Rio Cuale, Puerto Vallarta was used to supply the mines with salt which was taken by mules up to San Sebastián del Oeste and other mines in the high sierras and used in the smelting process. The silver and gold from the mines was sent, again by mule train, through Guadalajara and Mexico City to Veracruz, where it was sent, once a year, to Spain

Still standing is the temple of San Sebastián, the original construction of which dates from 1608, and which displays features of Roman and Corinthian architecture. Many other San Sebastián del Oeste structures, built of rock and adobe, exceed 100 years of age. These structures have not been changed in that length of time. Some of the old haciendas around the town have been purchased and restored in recent years.

The town is famous for its festivities of religious character. Every January 20 there is a fiesta in honour of Saint Sebastián. On the 15 August, there is another festival dedicated to the Virgin of the Asunción. On 7 October, there is a festival for the Virgin of the Rosary and on the 12 December, as in all of Mexico, the Virgin of Guadalupe is venerated in a nearby small town named Los Reyes, still in the municipality of San Sebastián del Oeste.

6.3	HISTORICAL AND RECENT EXPLORATION

6.3.1	Historical Exploration

In 1921, after the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.

In 1979, the then Consejo de Recursos Minerales (CRM), now the Servicio Geológico Mexicano (SGM), initiated both regional and local, semi-detailed exploration activity.

In 1985, Compañía Minera Bolaños, S.A. conducted prospecting activities in the areas of Los Reyes and Santiago de los Pinos. This worked eventually ended and many of the concessions were allowed to elapse.

At the end of the 1980’s, IMMSA began exploring in the San Sebastián del Oeste district.

During the period from 1992 to 1995, IMMSA conducted detailed geological mapping and sampling of outcropping structures. These included the La Quiteria, San Augustin and Los Reyes, as well as other veins of secondary importance. IMMSA systematically assayed more than 200 rock samples from many of the old mines, the highlights of which are shown in Table 6.1.

Table 6.1
Significant Results of IMMSA Sampling of Old Mines in San Sebastián

Mine	Width* (m)	Silver (g/t)	Gold (g/t)
La Quiteria	Random grabs	10 – 9,649	0.01 – 11.92
San Agustín	Random grabs	24 – 1,770	0.01 – 3.12
El Tajo	Random grabs	74 – 933	0.06 – 1.62
Terronera	Random grabs	16 – 397	0.01 – 4.67
El Padre	Random grabs	15 – 571	0.01 – 0.44
El Fraile	1.5	363	1.44
Demócrata	1.0	814	0.98
La Luz	1.3	325	28.0
Los Reyes	1.0	1,485	3.35
San Antonio	1.25	823	0
Table provided by Endeavour Silver Corp.
Sample width not true width, true width remains to be determined.

This work identified possible mineralized ore shoots on the Terronera, La Luz and La Quitera veins that were tested by surface diamond drilling.

An initial program of 17 widely-spaced diamond drill holes was completed on these structures, mainly the Terronera vein. The drilling succeeded in intersecting widespread silver-gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6 m widths. Drilling, however, was suspended and quantification of mineral resources was not undertaken. In the final report by IMMSA, numerous structures with potential for future exploration were identified.

6.3.2	Endeavour Silver Exploration

In 2010, Endeavour Silver commenced exploration activities on the San Sebastián Project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,586 (including property holding costs) was spent on exploration activities on the San Sebastián Project.

6.3.2.1 2010 Exploration Activities

Surface Geological Mapping

During 2010, surface geological mapping was completed in the Real Alto area in the southern part of the San Sebastián Project. Mapping indicated that the geology of the Real Alto area consists of rhyolitic agglomerate overlying andesitic agglomerate and/or andesite.

Numerous quartz veins were traced on the surface in the Real Alto area. The most prominent structures include the Real, Animas-Los Negros, El Tajo and La Escurana veins.

Rock and Soil Sampling

In 2010, a total of 1,004 rock and soil samples were collected and submitted for assay. These samples were taken principally from the historic mines in the San Sebastián del Oeste district, mainly developed on veins in the Real Alto area. Significant assays for rock chip samples are shown in Table 6.2.

The most significant assays were returned for selective grab samples on veins and old mine dumps. The most noteworthy grab samples were collected from the El Porvenir, La Carbonera, El Tajo and Los Pollos veins. The most significant assay returned was 5,040 g/t silver and 18.80 g/t gold for a sample collected at El Porvenir. Elevated values were mainly returned for vein samples of vuggy quartz with finely disseminated pyrite and iron oxides.

Table 6.2
Significant Assays for the 2010 Rock Sampling in the San Sebastián Project Areas

Sample ID	Zone	Width* (m)	Assay Results
			Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)
ESA 10009	El Llanito	0.30	0.33	323	755	42
ESA 10013	Los Pollos	0.30	0.33	270	129	18
ESA 10014	Los Pollos	Grab	0.74	1,185	1,370	355
ESA 10021	Los Negros	Grab	0.48	377	391	98
ESA 10025	La Obra	0.70	1.39	287	282	57
ESA 10026	La Obra	Grab	0.2	231	304	61
ESA 10027	La Obra	1.15	1.06	1,120	547	124
ESA 10037	Ocote Alto	0.80	0.69	821	371	98
ESA 10040	Ocote Alto	0.40	0.44	261	301	28
ESA 10045	San Martín	0.30	1.23	364	1,130	734
ESA 10058	La Obra	0.40	0.13	370	71	86
ESA 10060	Guadalupe	0.35	2.51	647	34	105
ESA 10066	La Obra	1.00	0.38	548	631	281
ESA 10068	La Obra	0.20	0.23	234	302	588
ESA 10069	La Obra	0.20	0.07	429	724	535

Sample ID	Zone	Width* (m)	Assay Results
			Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)
ESA 10075	El Tajo	Grab	2.82	1,295	11,150	500
ESA 10076	El Porvenir	Grab	18.80	5,040	4,920	4,610
ESA 10089	El Culebro	Grab	1.94	534	1,160	63
ESA 10095	El Tajo	1.40	0.50	216	615	115
ESA 10096	El Tajo	0.55	0.64	673	18,800	227
ESA 10098	El Tajo	0.50	1.16	581	13,200	5,240
ESA 10099	El Tajo	0.56	2.02	1,295	25,100	3,630
ESA 10903	El Tajo	1.50	0.37	414	897	293
ESA 10904	El Tajo	1.50	0.78	474	449	366
ESA 10907	San Agustín	0.50	0.23	603	2,050	1,755
ESA 10912	El Rosario	0.30	0.68	634	740	164
ESA 10922	La Carbonera	Grab	1.82	518	1,085	762
ESA 10926	La Carbonera	Grab	14.75	4,010	11,800	743
LC-01	Los Cuates	1.30	0.16	310	502	189
YES-05	La Yesquilla	1.50	0.68	737	226	39
Note: Width is sample width not true width.
Table taken from the 2011 Micon Technical Report.

The sample widths in Table 6.2 represent the horizontal width of the sample and not the true width of the zone or vein. The true width of the vein is subject to the dip and variation of thickness in the vein itself which at this time has not been determined for the 2010 samples.

A soil geochemical grid was conducted over the Real Alto zone to delineate possible buried veins in the area and also to map and sample any veins exposed on surface. By June, grid sampling was completed with a total of 735 soil samples collected in the Real Alto area.

Contouring of silver and lead soil results gave the best geochemical signatures with anomalous values coinciding with known vein traces. Geochemical sampling also confirmed vein configurations and further analysis of the data was done to identify possible extensions.

6.3.2.2	2011 ExplorationProgram

In 2011, exploration activities continued on the San Sebastián Project and included geological mapping, rock chip sampling, topographic surveying and diamond drilling.

A total of US $2,249,443 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2011.

Drilling

During 2011, Endeavour Silver completed 7,688.25 m of drilling in 36 surface diamond drill holes at the San Sebastián Project. A total of 2,980 diamond drill core samples were collected and submitted for assay.

Geological Mapping and Sampling

Santiago de los Pinos Area

In early 2011, mapping and sampling of structures in the Santiago de los Pinos area (El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras Coloradas, Los Cuates, La Yesquilla and La Ermita Areas) were conducted.

All samples collected in the Santiago de los Pinos area returned only low grade values; the highest values were 2.2 g/t Au and less than 100 g/t Ag.

Terronera Area

Also in early 2011, mapping and sampling were carried out on the Terronera vein near the town of San Sebastián del Oeste.

The Terronera vein has been mined in four separate underground workings; the Terrona mine in the middle, the Salto mine to the northwest and the Santa Gertrudis and El Hundido mines to the southeast. In the La Terronera mine, wall and roof samples were collected every 3 m or so, depending of the existence of quartz in the zone. The left wall contained traces of sulphides and the right wall has grey sulphides (<1%), similar to the roof. Some dump boulders were also sampled and contained veinlets of grey sulphides averaging 5 mm wide.

Rock chip samples taken in the Terronera mine returned significant assays up 1,720 g/t silver and 2.09 g/t gold over 1.2 m and 943 g/t silver and 0.46 g/t gold over 0.8 m (Table 6.3). These elevated values were primarily obtained from crystalline quartz veins, drusy in places, with limonite and manganese oxides lining boxworks after sulphides and fine-grained disseminated pyrite and traces of dark grey sulphides, probably silver sulphides.

Table 6.3
2011 Significant Assays for Rock Sampling in the La Terronera Area

Sample ID	Width* (m)	Assay Results
		Au (g/t)	Ag (g/t)
ESA 10973	1.9	2.17	213
ESA 10974	1.7	1.55	123
ESA 10978	1.0	2.24	141
ESA 10979	1.0	1.44	221
ESA 10980	1.0	2.16	171
ESA 11008	1.4	4.92	227
ESA 11011	1.3	6.94	189
ESA 11014	1.2	1.79	152
ESA 11015	2.3	0.88	208
ESA 11021	2.1	0.7	178
ESA 11024	1.4	1.5	189
ESA 11025	1.25	3.38	381
ESA 11026	1.4	3.45	197
ESA 11027	1.7	2.99	183
ESA 11033	Grab	3.1	198

Sample ID	Width* (m)	Assay Results
		Au (g/t)	Ag (g/t)
ESA 11035	0.6	5.55	67
ESA 11048	1.5	1.75	122
ESA 11037	0.15	0.58	197
ESA 11101	1.0	2.39	208
ESA 11102	1.2	2.09	1,720
ESA 11106	0.5	0.88	182
ESA 11110	1.0	6.48	119
ESA 11125	0.8	0.46	943
ESA 11128	1.0	0.56	193
ESA 11133	1.0	4.67	353
ESA 11136	0.7	0.44	423
ESA 11140	1.1	0.38	138
ESA 11149	1.0	2.26	236
ESA 11150	0.15	0.36	695
ESA 11166	0.2	0.24	215
ESA 11168	0.35	0.31	662
Note: Width is sample width not true width.
Table taken from the 2012 Micon Technical Report.

The sample width in Table 6.3 represent the horizontal width of the sample and not the true width of the zone or vein.

The El Hundido mine was developed on the southeastern extension of the La Terronera vein. The vein has a similar trend and dip as seen in the La Terronera mine, NW60º to NW50º and dipping northeast. The vein width varies up to approximately 9 m. It is also offset by faults, one of them trending NW15º/60ºSW and the other SW35º/62ºNW.

Rock chip samples taken in the El Hundido mine returned significant assays up 494 g/t silver and 0.40 g/t gold over 1.1 m (Table 6.4). These elevated values were mainly from samples of milky white quartz, crystalline in places, with traces of pyrite and possible silver sulphides along the hanging wall contact. Boxworks lined with iron oxides after pyrite and minor manganese oxides are also present.

The Santa Gertrudis mine is caved in and inaccessible.

Table 6.4
Significant Assays for Rock Sampling in the El Hundido Mine Area

Sample ID	Width* (m)	Assay Results
		Au (g/t)	Ag (g/t)
ESA 11174	1.2	0.20	115
ESA 11186	1.1	0.52	206
ESA 11198	0.8	0.69	182
ESA 11199	1.0	0.76	192
ESA 11204	1.1	0.40	494
ESA 11205	0.8	0.40	225
ESA 11206	0.6	0.30	354

The sample width in Table 6.4 represent the horizontal width of the sample and not the true width of the vein.

In the El Salto mine area, the Terronera vein consists of moderate to strong brecciation and measures up to 4 m wide. The vein is not well exposed but is observed to be hosted within andesite. Also present is a strong stockwork and/or quartz vein (predominant quartz vein and andesite fragments with argillic alteration and oxidation). Several faults (post-mineral) are present. The crosscut in the mine was drained but the workings were not completely accessible due to strong movement on the faults.

Samples of the Terronera vein in the El Salto mine returned only low grade values (<0.20 g/t Au and <10 g/t Ag).

La Luz Area

In October, 2011, mapping and sampling were conducted on the La Luz and Quiteria veins in La Luz area.

The Quiteria vein consists of a quartz vein with minor calcite which trends east-west to NW80º, with a variable width between 8 and 21 m.

The La Luz vein is a major quartz vein hosted in rhyolite. The vein varies in width from 0.5 m to 10 m with a strike of SE60º/60ºSW. The La Luz vein is likely to be the western continuation of the La Quiteria vein. In many places the vein has seen previous small-scale mining activity.

No information is available regarding the sampling conducted on the veins.

Los Reyes Area

In the Los Reyes area, the quartz veins are very similar to the Real Alto veins but with more evidence of acid leaching within the quartz and with moderate to strong brecciation. These features are found mainly from the San Agustin mine to the west part of the El Culebro mine.

The Los Reyes area has multiple quartz veins, 0.5 m to 5 m wide, mainly hosted in andesite. The main vein structures in the Los Reyes area include:

  El Culebro with a strike of SE83º/66ºSW and width in the stopes up to 1.2 to 2.0 m.

  El Tajo with a strike of E-W/79ºS and widths varying from 3 to 6 m.

  San Agustin with a strike of E-SE 67º/58º; the width of the vein is near 3 m.

  La Carbonera with a strike of 45º/66ºSW and 0.3 to 1 m width.

  A vein located west of the El Culebro mine with a strike of SE87º/67ºSE and widths that vary from 80 cm to 4 m.

  El Refugio with a strike of SE58º/74ºNE and varying widths from 15 to 30 cm.

  La Minita in the extreme west; quartz vein with a strike of NE85º/74ºSE, and 5 m width.

  El Padre, located approximately 1.5 km northwest from La Quiteria mine. The vein has a strike NE78º/72ºSE.

  The Guadalupe mine inside the town of Santa Ana has a strike of NW 50º/72ºSW and corresponds also to a vein-fault. The wallrock is strongly silicified with sulphides extending up to 4 m on each side of the vein

  The Santo Domingo mine, also in Santa Ana, has a strike of NW10º/67ºSW. Chalcedony and phyllic alteration are abundant in the wallrock.

No information is available regarding the sample results for the Los Reyes area.

6.4	HISTORICAL AND RECENT RESOURCE AND RESERVE ESTIMATES

No historical or recent resource and reserve estimates have been completed for the San Sebastián property.

6.5	HISTORICAL MINING/PRODUCTION

According to various records historical mining in the area dates from after 1566 when the Villa de San Sebastián was founded. According to Southworth, in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this has may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Intermittent small scale exploitation of the veins occurred between 1640 and 1879 in the San Sebastián del Oeste region. Activity reached a peak between 1880 and 1921 but no production records are available from the period (Flores, Reyes, 2001).

Ramirez, in his 1884 volume entitled “Noticia Historica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

At the present time, only the privately owned La Quiteria mine is operating in the district. As of July, 2012 the mine had a crushing capacity of 130 t/d with a silver and lead concentrate production of approximately 1.5 t/d.

7.0              GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

The mining district of San Sebastián del Oeste is situated at the southern end of the Sierra Madre Occidental (SMO) metallogenic province, a north-northwesterly trending linear volcanic belt of mainly Tertiary age. This volcanic field is more than 1,200 km long and 200 to 300 km wide and is one of the world’s largest epithermal precious metal terranes hosting a majority of Mexico’s gold and silver deposits. The oldest rocks in the southern part of the SMO are late-Cretaceous to early-Tertiary calc-alkaline, granodiorite to granite batholiths that intrude extensive coeval volcanosedimentary units of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG) of late Eocene to Miocene age.

The San Sebastián Project lies within the structurally and tectonically complex Jalisco Block at the western end of the Trans Mexican Volcanic Belt (Figure 7.1). Country rocks within the Jalisco Block include Cretaceous silicic ash flows and marine sedimentary rocks emplaced between 45 and 115 Ma (Lange, Flores, 1991) which are intruded by Cretaceous to Tertiary granite, diorite and granodiorite of the Puerto Vallarta Batholith (Flores, Reyes, 2001). Lavas of the San Sebastián cinder cone field, dated at 0.48 to 0.26 Ma, are characterized by a lack of feldspar phenocrysts with high potassium content occurring with basaltic andesite flows (Lange and Carmichael, 1991). These alkalic lavas were extruded within the Tepic-Zacoalco graben (TZG) which bounds the andesitic stratovolcanoes just to the north and northeast.

The area has been affected by a strong tectonic activity from the Cretaceous to Recent with transcurrent faults associated with movements associated with the northern portion of the Jalisco Block producing primarily northwest-southeast regional structures.

Figure 7.1
Regional Tectonic Map of the San Sebastián Project Showing the Tepic-Zacoalco Graben

Figure 7.2 is a geologic map of the San Sebastián area.

Figure 7.2
General Geologic Map of the San Sebastián del Oeste Area (modified from Flores, Reyes, 2001)

7.2	PROPERTY GEOLOGY

The San Sebastián del Oeste area is underlain by an intermediate to felsic volcanic and volcaniclastic sequence which is correlated with the Lower Volcanic Group of the Sierra Madre Occidental geological province. This package is comprised of a volcano-sedimentary sequence of mainly shale, sandstone and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias and lava flows of mainly andesitic composition. The volcano-sedimentary units outcrop in north-central part of the district. Further to the north, granitic to granodioritic intrusives are present.

The oldest rocks in the San Sebastián area are a combination of marine sedimentary and volcanic rocks of middle-lower Cretaceous (Neocomian-Aptian age). This sedimentary basin most likely developed along with a volcanic arc which was later intruded by granitic-granodiorite intrusions. This then gave rise to the package of andesite flows and pyroclastic eruptions followed by deposition of the rhyolite flows, volcanic breccias, pyroclastic dacites and basalt which are host to the epithermal veins in the district.

A later volcanic event, attributable to the formation of the Trans Mexican Volcanic Belt, gave rise to volcanic rocks of mafic composition.

The most important mineralization in the San Sebastián del Oeste district consists of epithermal silver-gold veins. Mining of these veins has occurred for more than 400 years.

Most of the production has been extracted from five principal vein systems, Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria, which are illustrated in Figure 7.3.

Figure 7.3
Geologic Map of the San Sebastián Project Showing the Principal Veins

7.3	MINERALIZATION

The more important mineralized structures in the San Sebastián del Oeste district are controlled by a transcurrent fault system trending west-northwest to northwest with an extensive second order east-west component related to extension caused by sinistral movement on the primary structures. Veins are typically tabular with steep, almost vertical, dips to the south.

There is also a third vein system, trending north-northeast, which displays numerous, narrow, only centimetres wide, veinlets of quartz. These veins have yet to demonstrate any significant economic potential, with the exception of the El Hundido zone, where narrow veins have been exploited.

The west-northest trending vein systems are evident in Landsat TM satellite images. The east-west oriented veins, like La Quiteria and El Padre, are not very well defined on satellite imagery. This supports the hypothesis that the east-west veins and faults are secondary dilation zones of the west-northwest structures (and implying a sinistral shear system).

The width of veins for the principal vein systems varies from 1 to 7 m, with some zones of up to 40 m wide (e.g. La Quiteria and Los Reyes). These wider zones typically occur at the intersection of the two systems and are controlled by lithologic changes of the wall rock.

Metallic minerals noted included galena, argentite and sphalerite associated with gangue constituents of quartz, calcite and pyrite.

In the San Sebastián del Oeste district, silver and gold mineralization represents the upper portion of an epithermal vein system. In areas of higher elevation, where limited mining has occurred, such as the El Hundido and Real de Oxtotipan mines, the quartz is amorphous and milky white in colour indicative of a low temperature environment.

Geologic information and field observations indicate that the San Sebastián hydrothermal system is preserved to a large extent, within an elevation difference of up to 1,200 m. The known mines contain polymetallic sulphide mineralization in wide structures. The veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

7.3.1	Los Reyes Area

The Los Reyes area is situated in the north part of the district. In this area, it appears that there is only one vein, called El Refugio-Los Reyes and its extensions, which is mainly hosted in a volcano-sedimentary sequence comprised of andesite and andesitic tuffs. Silver-rich quartz veins with minor lead mineralization predominate in the Los Reyes area.

The El Refugio-Los Reyes structure has been historically exploited in such mines as El Culebro, El Tajo, San Agustin, Rosario, Carbonera, San Juan Nepomuceno and El Refugio. Two processing plants, Los Reyes and La Victoria, were reported to have operated in the Los Reyes area with currency also being coined at La Victoria.

According to a CRM study in 1987, two types of mineralization are present in the Los Reyes area. The first has an average thickness of 8 m at higher elevations and consists of milky white quartz with disseminated pyrite and traces of argentiferous galena. The other type is a breccia with quartz fragments associated with argillaceous material. High-grade gold values occur with strong iron oxides on the footwall contact.

7.3.2	Santiago de los Pinos Area

In the Santiago de los Pinos area, quartz and calcite veins are hosted in volcano-sedimentary rocks consisting mainly of sandstone, siltstone and limestone. Known veins include El Izote, Las Tierras Coloradas, Los Cuates, Los Ocotillos, La Plomosa and numerous other small veins. On the surface, the veins contain minor amounts of silver, lead, zinc and copper mineralization

The Santiago de los Pinos area is denoted by a strong colour anomaly easily seen on satellite images. This alteration corresponds to an oxidized and argillized package of acid volcanics.

7.3.3	San Sebastián del Oeste Area

The veins and mines in the vicinity of the town of San Sebastián del Oeste are considered the most important in the district. These veins can be more than 10 m wide, even though on the surface they can be manifested only by veinlets a few centimetres in width. However, at depths of 70 to 100 m, high-grades of silver-lead-zinc can be found. The veins in the San Sebastián del Oeste area are hosted in andesitic tuffs,

A series of veins which include the La Quiteria and Terronera veins are exposed to the northeast of the town of San Sebastián del Oeste. The El Padre vein is located to the north of the town.

The El Padre quartz-calcite-barite vein is averages 2-3 m wide. The vein trend appears east-west and it dips mainly to the south. High-grade silver mineralization occurs in lenses, typically banded with the higher grades located to both sides of the structure.

The El Padre vein seems to represent a higher level of the epithermal system evidenced by calcite-barite mineralogy, finely banded colloform textures, and mainly silver mineralization. Boiling of carbon dioxide is also evident by the presence of platey calcite replacement textures and iron oxides.

7.3.4	El Real de Oxtotipan Area

In the south part of the San Sebastián del Oeste district, several small abandoned mines were developed on silver-quartz veins hosted in rhyolite, andesite and volcanic breccia. These structures trend N44°-70°W with variable dips to the southwest and northeast and vertical.

The Real Alto vein is the principal structure in the El Real de Oxtotipan area. Southwest of the Real Alto vein are other known silver and gold-bearing veins which include El Llanito, Las Animas, Los Negros, La Castellana, Consuelo, Santiago, La Esperanza, Santa Juana, Peña Gorda, El Parían and La Escurana.

8.0           DEPOSIT TYPES

The San Sebastián del Oeste silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the San Sebastián Project has yet been established precisely.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

8.1	MICON COMMENTS

Micon observed and discussed the exploration programs during the site visit to the San Sebastián Project and the programs are planned and executed on the basis of the deposit model discussed above. For the most part, drilling is planned and executed to cross-cut the disseminated mineralized veins and stringer zones. Historical mining levels were driven to follow along the veins and stringer zones with further geological sampling and mapping conducted as the mining levels were developed.

Figure 8.1
Alteration and Mineral Distributions within a Low-Sulphidation Epithermal Vein System

Epithermal Veins - (Deep Heat Source)
QUARTZ TEXTURES
Chalcedony Superzone
Carbonate Zone
Bladed Zone
Massive Chalcedony Zone
Crustiform - Colloform Superzone
Upper Zone
Chalcedony > Cystalline
Lower Zone
Cystalline > Chalcedony
Cystalline Superzone
Comb. Quartz Coarse Sulfides Calcite
Increasing Complexity of Mineralized Structures
Hypogene oxides
Lattice Texture
Metals Precipitating from Boiling Fluid
Breccia Environment-May contain fragments from "Bonanza" Zone
Local to Widespread Breccias
Metres below Paleosurface
Chloride Spring
Sinter
Paleosurface
Sinter Mound
Steam
Silicification "Silica Cap"
Stockwork Ores
Precious Metal Horizon
Andesite
Base Metal Horizon Pb, Zn, Cu, Ag ± Au
Propylitic Alteration
Qtz -K- Spar- Ser
"Bonanza" deposits 200 to 800 m below paleosurface
Illite -Kaol- Qtz
Boiling Point
Bubble Point (1 st Boil)
GEOCHEMISTRY
Hg
Sb
As
Au
Ag
Cu
Pb
Zn
0
100
200
300
400
500
600
700
800
900
0 50 100 200 Meters

Figure adapted from Berger & Eimon (1983), Buchanan (1981), Corbett & Leach (1996) and Hollister (1985) and others and dated December, 2012.

9.0            EXPLORATION

A summary of Endeavour Silver’s 2010 and 2011 exploration programs is contained in Section 6 of the report and the details of these programs are described in the 2012 Micon Technical Report on the San Sebastián Project. This updated Technical Report will therefore only discuss the 2012 exploration program.

9.1	2012 EXPLORATION PROGRAM

In 2012, exploration activities continued on the San Sebastián Project and primarily involved surface diamond drilling.

A total of US $2,835,965 (including property holding costs) was spent on exploration activities on the San Sebastián Project through November, 2012, as summarized in Table 9.1.

Table 9.1
Summary of the 2012 Expenditures for the San Sebastán del Oeste Project Exploration Program
(through November r, 2012)

Area	Description	Pesos	US$
San Sebastian - General	Taxes	366,629	27,811
	Contract Payments and fees	5,893,110	447,031
	Subtotal	6,259,739	474,842
Real el Alto (South Area)	Assays	37,910	2,876
	Consultants	112,549	8,538
	Contractors	3,250	247
	Diamond drilling	5,553,508	421,270
	Field	75,915	5,759
	Housing	17,241	1,308
	Food	46,324	3,514
	Office supplies and equipment	0	0
	Geology and engineering personnel	759,537	57,616
	Reclamation	3,600	273
	Roads and drill pads	19,200	1,456
	Salaries	278,240	21,106
	Travel and lodging	72,257	5,481
	Vehicle	0	0
	Gas	24,792	1,881
	Repair and maintenancce	5,171	392
	Expenses non-deductable	100,758	7,643
	Subtotal	7,110,254	539,359
Santa Quiteria (Central Area)	Assays	1,397,312	105,995
	Consultants	59,533	4,516
	Diamond drilling	18,247,021	1,384,155
	Supplies and sundries	144	11
	Field	162,547	12,330
	Housing	62,098	4,711
	Food	59,263	4,495
	Office supplies and equipment	4,138	314
	Geology and engineering personnel	2,327,398	176,548

Area	Description	Pesos	US$
	Reclamation	36,172	2,744
	Roads and drill pads	474,339	35,982
	Salaries	499,946	37,924
	Travel and lodging	112,268	8,516
	Vehicle	0	0
	Gas	93,868	7,120
	Repair and maintenancce	186,773	14,168
	Expenses and non-deductable	293,124	22,235
	Subtotal	24,015,943	1,821,765
	Total	37,385,936	2,835,965

Table supplied by Endeavour Silver Corp.

9.1.1	Drilling

In 2012, surface diamond drilling was conducted by VERSA Perforaciones, S.A. de C.V. (VERSA), and Energold de Mexico, S.A. de C.V. (Energold Mexico) a wholly-owned subsidiary of the Energold Drilling Corp. (Energold) based in Vancouver, British Columbia, Canada. VERSA, Energold Mexico and Energold do not hol ld any interest in Endeavour Silver and are independent of the company.

10.0             DRILLING

10.1	GENERAL

In 2012, Endeavour Silver continued its drilling program on the San Sebastián property. Endeavour Silver’s objective for the drilling campaign was to expand upon mineral resources identified in the 2011 drill program. Endeavour Silver was successful in meeting its objectives for the 2012 drilling program.

10.2	2012 DRILLING PROGRAM

In 2012, Endeavour Silver continued to conduct a surface diamond drilling program on prospective targets within the San Sebastián property. Exploration drilling focused in two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros and Real veins, and 2) The Central area, exploring the extension of the Quiteria vein, to the west of the La Quiteria mine, and the Terronera vein.

By the end of November, 2012, Endeavour Silver had completed 13,237.10 m of drilling in 32 surface diamond drill holes at the San Sebastián Project. A total of 3,118 diamond drill core samples were collected and submitted for assay.

The 2012 surface diamond drilling is summarized in Table 10.1.

Table 10.1
2012 Drill Hole Summary for the San Sebas stián Surface Diamond Drilling

Drill Hole	Azimuth (°)	Dip(°)	Diameter	Total Depth (m)	Start Date	Finish Date	Company
QT05-2	0º	-60º	HQ	706.50	22/02/2012	17/03/2012	VERSA
TR26-1	230º	-45º	NQ	322.50	12/01/2012	18/01/2012	G4
TR25-1	230º	-53º	NQ	340.50	20/01/2012	27/01/2012	G4
TR36-1	196º	-53º	NQ	234.00	12/01/2012	18/01/2012	G4
TR12-1	230º	-59º	NQ	270.00	12/01/2012	18/01/2012	G4
TR13-1	230º	-50º	NQ	333.00	12/01/2012	18/01/2012	G4
TR02-1	230º	-45º	NQ	325.50	12/01/2012	18/01/2012	G4
TR02-2	50º	-50º	NQ	151.50	01/03/2012	03/03/2012	G4
TR16-1	230º	-75º	HQ	634.50	22/03/2012	09/04/2012	VERSA
TR15-1	214º	-54º	HQ	433.50	10/04/2012	17/04/2012	VERSA
TR13-2	193º	-45º	HQ	454.50	18/04/2012	27/04/2012	VERSA
TR12-2	183º	-45º	HQ	493.50	28/04/2012	07/05/2012	VERSA
TR18-1	253º	-53º	HQ	451.50	07/05/2012	18/05/2012	VERSA
TR14-1	199º	-62º	HQ	523.50	18/05/2012	28/05/2012	VERSA
TR17-1	243º	-66º	HQ	544.50	02/06/2012	16/06/2012	VERSA
TR09-1	230º	-71º	NQ	234.90	14/08/2012	21/08/2012	Energold
TR08-1	227º	-56º	NQ	295.85	23/08/2012	29/08/2012	Energold
TR07-1	204º	-45º	NQ	352.80	30/08/2012	07/09/2012	Energold
TR09-2	253º	-58º	NQ	332.10	09/09/2012	15/09/2012	Energold
TR10-1	273º	-53º	NQ	326.35	16/09/2012	21/09/2012	Energold
TR08-2	230º	-54º	NQ	460.55	23/09/2012	03/10/2012	Energold
TR09-3	248º	-53º	NQ	445.30	04/10/2012	12/10/2012	Energold
TR07-2	213º	-50º	NQ	262.30	13/10/2012	23/10/2012	Energold

Drill Hole	Azimuth (°)	Dip(°)	Diameter	Total Depth (m)	Start Date	Finish Date	Company
TR10-2	265º	-52º	NQ	350.75	25/10/2012	31/10/2012	Energold
RE04-2	198º	-46º	HQ	799.50	02/08/2012	29/08/2012	VERSA
RE01-1	180º	-49º	HQ	130.50	21/06/2012	27/06/2012	VERSA
RE01-1A	180º	-49º	HQ	705.00	01/07/2012	01/08/2012	VERSA
RE01-1A (extended)	180º	-49º	HQ	195.50	05/09/2012	12/09/2012	VERSA
LN09-2	0º	-62º	HQ	650.50	15/09/2012	16/10/2012	VERSA
TR07-2	213º	-50º	NQ	122.00	01/11/2012	09/11/2012	Energold
TR08-3	230º	-45º	NQ	286.70	11/11/2012	17/11/2012	Energold
TR09-4	253º	-48º	NQ	255.20	18/11/2012	22/11/2012	Energold
TR06-1	128º	-45º	NQ	141.80	25/11/2012	27/11/2012	Energold
LN08-4	12º	-58º	HQ	670.50	17/10/2012	13/11/2012	VERSA
			Total	13,237.1

Table provided by Endeavour Silver Corp.

10.3	2012 DRILLING PROGRAM RESULTS

10.3. 1	Real el Alto Area

In June, 2012, surface diamond drilling re-commenced on the Real and Animas-Los Negros and Escurana veins in the Real el Alto area using one drill rig provided by VERSA. The drill rig was mobilized back to this area while an application for drilling further holes on the Terronera vein was under review by the regulatory authorities.

The holes drilled in the Real el Alto area are shown on Figure 10.1.

10.3.1.1	Las Animas-Los Negros and Escurana Veins

The 2012 drilling program was successful in intercepting the mineralized zone at depth on the Animas-Los Negros vein. The Las Animas vein and Los Negros vein are interpreted to be the same vein, offset by faulting.

The Animas-Los Negros vein is comprised of quartz with abundant manganese oxides (pyrolusite), minor pyrite and traces of disseminated d dark grey and blue sulphides. For some intercepts, the quartz occurs as either veinlets, massive in form, or brecciated with pyrolusite and hematite disseminated in fractures with weak disseminated pyrite. Often, the vein is strongly fractured and horses of brecciated and quartz-stockworked rhyolite are observed in a few intercepts. The host rock is principally rhyolite.

The most recently completed hole (LN08-4) encountered a significant intercept for the Los Negros vein from 511.70 to 514.20 m. The vein consisted of mainly quartz with massive and banded gray sulphides and fine disseminated pyrite, oxidized in places. However, the core recovery for this intercept was poor. Assays were pending at the writing of this report.

Drill holes testing the Las Animas-Los Negros veins also passed through the La Escurana vein in the upper part of each drill hole. The Escu urana vein is s located in the southernmost part of the Real el Alto area (Figure 10.1). The Escurana vein was mainly comprised of quartz with disseminated pyrite, minor dark gray sulphides and traces of patchy managanese oxides. Fracturing of the vein was moderate. Assays for the Escurana vein were pending at the writing of this report.

Figure 10.1
Surface Map showing Completed Holes (black) on the Animas-Los Negros, Tajo, Escurana and Real
Veins of Real Alto Area

Intersection points for the Animas-Los Negros and Escurana vein are shown on Figures 10.2 and 10.3, respectively.

Figure 10.4 represents a typical cross-section showing holes LN08-1, LN08-2, LN08-3 and LN08-4, drilled to test the Los Negros vein in the Animas-Los Negros area.

Figure 10.2
Longitudinal Section (Looking North) Showing Intersectio n Points on the Animas -Los Negros Vein

W
LONGITUDINAL SECTION LAS ANIMA-LOS NEGROS VEIN
W-E Looking at North
E
FINISHED HOLES
ENDEAVOUR SILVER
2,400 m
2,300 m
2,200 m
2,100 m
2,000 m
AN13-1
AN13-2
LN10-1
LN09-1
LN08-1
LN07-1
LN06-1
LN04-1
LN02-1
LN10-2
LN08-2
LN08-3
LN08-4
LN09-2
SCALE
0 25 50 100 200
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.3
Longitudinal Section (Looking North) Showing Intersection Points on the Escurana Vein

Figure 10.4
Cross-Section Through Holes LN08-1, LN08-2, LN08-4 and LN08-4 Drilled to Test the Los Negros Vein
in the Animas-Los Negros Area

SW
SECTION LN08'S
NE12°SW Looking at N78°W
NE
ELEVATION
2500
2400
2300
2200
2100
2000
1900
1800
Kmr
LN08-1
Azimut 0°
Dip -50°
Total Depth 98.85 m
PROJECTION
LN08-2
Azimut 0°
Dip -84°
Total Depth 130.65 m
PROJECTION
LN08-3
Azimut 0°
Dip -62°
Total Depth 250 m
PROJECTION
LN08-4
Azimut 12°
Dip -58°
Total Depth 670.50 m
LOS NEGROS VEIN
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

10.3.1.2	Real Vein

The 2012 drilling program also tested the projection of the Real vein at dept th. The Real vein is located to the northeast of the Animas-Los Negros and El Tajo veins (Figure 10.1).

The Real vein mainly consists of white quartz which is intensely oxidized with both iron and manganese oxides, in some places. Base metal sulphides and traces of dark grey sulphides were observed locally. The Real vein is also denoted by hydrothermal breccias and stockworks of narrow quartz veinlets in some intercepts. The breccia matrix is oxidized with quartz +/- calcite and contains traces of fine-grained disseminated sulphides. The wallrock is porphyritic rhyolite which is strongly argillically altered locally.

Drilling results for the Real vein are summarized in Table 10.2 and the intersection points are shown on Figure 10.5.

No significant intercepts were returned for the two holes completed on the Real vein (RE01-1A and RE04-2).

Figures 10.6 and 10.7 represent typical cross-sections showing holes RE04-1, RE04-2 and RE01-1A, drilled to test the Real vein.

Table 10.2
Surface Drill Hole Assay Summary for Mineralized Intercepts in the Real Area

Drill Hole ID	Vein	Mineralized Interval (m)				Assay (g/t)
		From	To	Core Length	True Width	Au	Ag
RE01-1A	Breccia	586.75	587.15	0.40	0.31	<0.005	0.3
	Breccia	620.95	621.40	0.45	0.34	<0.005	0.5
	Breccia	621.80	622.10	0.30	0.21	0.01	0.6
	Real Vein (?)	625.45	625.85	0.40	0.28	<0.005	1.4
RE04-2	Breccia	774.60	776.10	1.50	0.75	<0.005	0.3
Table provided by Endeavour Silver Corp.

Figure 10.5
Longitudinal Section (Looking North) Showing Intersection Points on the Real Vein

W
LONGITUDINAL SECTION REAL
W-E Looking at N
E
ENDEAVOUR
SILVER
FINISHED HOLES
PROPOSED HOLES
Elev. 2,300
Elev. 2,200
Elev. 2,100
Elev. 2,000
Elev. 1,700
Elev. 1,500
RE18-1
RE17-1
RE15-1
RE13-1
RE10-1
RE08-1
RE06-1
RE04-1
TUNEL PORVENIR
RE04-2
NO VEIN INTERCEPT
RE01-1A
SCALE
0 25 50 125 250
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.6
Cross-Section Through Holes RE04-1 and RE04-2 Drilled to Test the Real Vein

SW
SECTION RE04-2
NE18°SW Looking at N72°W
NE
ENDEAVOUR
SILVER
ELEVATION
2100
2000
1900
1800
1700
1600
1500
1400
1300
Kmr
Ta
Dk Rhy
RE04-1
PROJECTION
REAL_VEIN
RE04-2
SAN SEBASTIAN 1
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.7
Cross-Section Through Hole RE01-1A Drilled to Test the Real Vein

S
SECTION RE01-1A
N-S Looking at West
N
ENDEAVOUR SILVER
ELEVATION
REFERENCE LINE
REAL VEIN
SAN SEBASTIAN 1
Kma
Kmr
Kmr
Kmr
Kmr
Kmr
RE01-1
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

10.3.2	La Luz Area

In March, 2012, surface diamond drilling was completed on the Quiteria vein in the La Luz area using a drill rig provided by VERSA.

The holes drilled in the Real el Alto area are shown on Figure 10.8.

The Quiteria vein is mainly comprised of a massive, white to translucent quartz +/- calcite vein with minor fine grey sulphides in bands and disseminations. Oxidized hydrothermal breccias with traces of grey sulphides are also present. In places, horses of wallrock are present in the wider veins which consist of rhyolite with quartz stockwork veinlets.

In 2012, one hole (QT05-2) was drilled on the Quiteria vein in the La Luz area. The only noteworthy intercept was for the Quiteria vein whic ch averaged 15 g/t silver and 0.02 g/t Au over 5.2 m in hole QT05-2.

Drilling results for the Quiteria vein are summarized d in Table 10.3 and the intersection points are shown on Figure 10.9.

Figure 10.10 represents a typical cross-section showing holes QT05-1 and QT05-2, drilled to test the Quiteria vein in the La Luz area.

Table 10.3
Surface Drill Hole Assay Summary for Mineral Intercepts in the Quiteria Area

Drill Hole ID	Vein	Mineral Intersection (m)				Assays (g/t)
		From	To	Core Length	True Width	Au	Ag
QT05-2	Vein	222.75	223.65	0.90	0.16	<0.005	<0.2
	Breccia	283.00	283.65	0.65	0.27	<0.005	0.2
	Breccia	631.80	639.10	7.30	4.96	<0.005	2.1
	Quiteria Vein	648.15	654.80	6.65	5.20	0.02	15.4

Table provided by Endeavour Silver Corp.

Figure 10.8
Surface Map Showing Completed Drill Holes (black) in the Quiteria Area of La Luz

SURFACE MAP
LA LUZ
ENDEAVOUR
SILVER
ROADS
PROPOSED ROADS
PROPOSED PADS
ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS
FINISHED HOLES
QUITERIA VEIN
LA LUZ
AMP. LA QUITERIA
LA QUITERIA
SAN SEBASTIAN 1
SAN SEBASTIAN 2
QT09-1
QT05-1
QT03-1
QT02-1
QT11-1
QT07-1
QT05-2
2298800 N
2298600 N
2298400 N
2298200 N
2298000 N
2297800 N
516600 E
516800 E
517000 E
517200 E
517400 E
517600 E
517800 E
518000 E
518200 E
518400 E
518600 E
Figure provided by Endeavour Silver Corp.

Figure 10.9
Longitudinal Section (Looking North) Showing the Intersection Points on thhe Quiteria Vein

Figure 10.10
Cross-Section Through Hole QT05-1 and QT05-2 Drilled to Test the Quiteria Vein

10.3.3	Terronera Area

In January, 2012, surface diamond drilling commenced on the Terronera vein in the San Sebastián del Oeste area using a man-portable drill rig provided by G4. In March, the VERSA drill rig was mobilized to the area to lend support to the drilling effort on the Terronera vein. In August, a man-portable drill rig provided by Energold replaced the drilling equipment of G4.

The holes drilled in the Terronera area are shown on Figure 10.11.

Figure 10.11
Surface Map Showing Completed Drill Holes (black) in the Terronera Area of San Sebastián del Oeste

The 2012 exploration drilling program was successful in discovering a new high grade silver-gold mineralized zone in the Terronera vein. Drilling results for the Terronera vein are summarized in Table 10.4 and the intersection points are shown on Figure 10.12.

Drilling highlights in the Terronera vein include 1,489 g/t silver and 0.85 g/t gold over 5.66 m true width in hole TR02-1 and 500 g/t silver and 1.15 g/t gold over 11.48 m true width in hole TR12-1. Other highlights include 650 g/t silver r and 1.17 g/t gold over 5.50 m true width for the HW Terronera vein and 519 g/t silver and 0.47 g/t gold over 9.02 m true width for the Terronera vein, both in hole TR09-1.

The Terronera vein intercepted in drill holes mainly y consists of brecciated to massive quartz +/- calcite, translucent to milky white in colour, locally banded and sugary-textured. Vugs filled with drusy quartz crystals are observed in places. Sulphide content is typically <1%, occurring either as disseminations or very thin bands. Sulphides are predominately fine-grained pyrite. Traces of other dark grey sulphides, possibly argentite, are also present. Relict pyrite and hematite (after pyrite?) line cavities and boxworks in some vein intercepts.

The vein is often weak to moderately oxidized with mainly hematite and manganese oxides in fractures. Hydrothermal breccia or strongly fractured intervals with either fragments or horses of brecciated and quartz-stockworked rhyodacite are common. Minor faulting with clay and reworked vein and wallrock material is also often associated with the Terronera vein.

The host rock is mainly propylitized rhyodacite, weak to moderately silicified in places, with minor narrow quartz stock veinlets associated with the more strongly silicified zones. Oxidation, primarily on fractures, is common, especially in shallower holes.

Several drill holes on the Terronera vein (e.g. TR02-1) passed through zones up to 2 m wide with no recovery, which are presumed to represent old mine workings.

Figure 10.13 represents a typical cross-section show wing holes TR02-1 and TR02-2, drilled to test the easternmost extent of the Terronera vein below the historic El Hundido mine.

Figures 10.14 and 10.15 represent typical cross-sections showing holes TR09-1 and TR12-1, drilled to test the Terronera vein in the vicinity of the historic Santa Gertrudis mine.

Table 10.4
Surface Drill Hole Assay Summary for Mineral Intercepts in the Terronera Area

Drill Hole ID	Vein	Mineral Intersection (m)				Assays (g/t)
		From	To	Core Length	True Width	Au	Ag
TR02-1	Terronera Vein	238	245.75	7.75	5.66	0.85	1,489
	Including	243.25	243.8	0.55	0.5	1.56	5,580
TR02-2	Breccia	137.25	138.75	1.50	1.15	0.08	1
TR07-1	Terronera Vein	194.7	206.75	12.05	11.07	0.7	298
	Including	205.2	206.75	1.55	1.4	0.53	973
TR08-1	Terronera Vein	212.95	216.6	3.65	3.25	0.28	124
	Including	215	215.6	0.6	0.59	0.27	229
TR08-2	Breccia	51.00	52.60	1.60	1.03	0.25	44
	Vein	185.60	189.70	4.10	2.76	0.05	16
	Vein	218.60	220.50	1.90	1.09	0.35	11
	Vein	248.95	249.15	0.20	0.13	0.94	45
	Terronera Vein	280.20	283.60	3.40	1.16	0.09	3
	Breccia	343.90	346.40	2.50	2.41	0.29	24
TR09-1	HW Terronera Vein	59.75	66.1	6.35	5.5	1.17	650
	Including	60.05	60.6	0.55	0.48	1.11	1,845
	Terronera Vein	79.5	94.3	14.8	9.02	0.47	519
	Including	84.15	84.8	0.65	0.42	2.24	4,460
TR09-2	Terronera Vein	213.40	219.40	6.00	2.54	0.29	130
	Including	217.85	218.55	0.70	0.30	0.64	446
TR09-3	Vein	157.05	158.00	0.95	0.73	0.10	59
	Breccia	177.30	179.45	2.15	0.37	0.07	69
	Breccia	207.60	209.80	2.20	0.57	0.54	62
	Breccia	229.55	233.20	3.65	2.26	0.19	9
	Breccia	254.45	256.00	1.55	0.78	0.20	208
	Vein	262.90	263.20	0.30	0.28	0.88	23

Drill Hole ID	Vein	Mineral Intersection (m)				Assays (g/t)
		From	To	Core Length	True Width	Au	Ag
	Terronera Vein	267.50	272.85	5.35	3.01	0.91	223
	Including	271.35	272.85	1.50	0.86	0.80	441
	Breccia	403.70	404.15	0.45	0.34	0.07	26
TR10-1	Vein	106.80	113.85	7.05	2.84	0.17	31
	Vein	210.65	211.55	0.90	0.31	1.60	64
	Terronera Vein (Hw)	220.45	223.15	2.70	0.92	1.01	18
	Terronera Vein	265.70	278.30	12.60	7.75	0.34	141
	Including	270.30	271.80	1.50	0.96	1.24	500
TR10-2	Vein	159.95	162.20	2.25	1.65	0.68	364
	Vein	262.80	263.70	0.90	0.85	1.32	73
	Terronera Vein	270.30	276.90	6.60	4.50	0.90	121
	Including	271.90	272.20	0.30	0.15	0.95	330
	Breccia	300.60	307.70	7.10	5.44	0.14	66
TR12-1	Terronera Vein	199.25	216	16.75	11.48	1.15	500
	Including	211.65	212	0.35	0.2	3.27	4,500
TR12-2	Terronera Vein	423	432.2	9.2	6.16	1.08	62
	Terronera (Fw) Vein	452.3	465.1	12.8	8.81	0.42	428
	Including	462	463.5	1.5	0.96	1.3	1,195
	Breccia	472.1	475.75	3.65	3.16	0.21	103
TR13-1	Terronera Vein	265.8	281.2	15.4	13.34	0.73	222
	Including	267.7	268.6	0.9	0.78	1.04	754
TR13-2	Hw Terronera Vein	203.80	208.50	4.70	3.38	0.03	2
	Terronera Vein	394.60	403.50	8.90	6.58	1.90	98
	Breccia	414.90	416.05	1.15	0.74	0.14	29
	Fw Terronera Vein	428.40	432.35	3.95	2.89	0.04	17
TR14-1	Breccia	206.70	207.25	0.55	0.48	0.06	3
	Hw Terronera Vein	257.00	261.00	4.00	2.54	0.26	11
	Breccia	265.90	267.00	1.10	0.28	0.29	7
	Terronera Vein	447.00	452.35	5.35	3.58	0.05	17
	Fw Terronera Vein	468.05	476.15	8.10	5.31	0.77	19
	Fault Zone	477.90	478.40	0.50	0.17	0.41	22
TR15-1	Terronera Vein	366.25	371.95	5.7	4.24	1.08	287
	Including	368.6	369	0.4	0.3	6.06	579
	Fw Terronera Vein	399.1	404.2	5.1	3.85	0.05	32
TR16-1	Breccia	208.7	209.1	0.4	0.31	2.15	502
	Hw Terronera Vein	382.85	386.4	3.55	1.83	8.11	134
	Terronera Vein	559.3	571.45	12.15	5.89	0.03	11
TR17-1	Vein	349.8	350.9	1.1	0.78	2.49	25
	Terronera Vein	448.35	463.8	15.45	9.96	0.29	10
TR18-1	Hw Terronera Vein	253.4	265.9	12.5	8.99	2.17	62
	Vein	269.65	270.35	0.7	0.45	0.64	4
	Vein	289.4	292.2	2.8	1.98	2.39	29
	Terronera Vein	359.85	373.5	13.65	9.5	3.32	103
	Including	367.8	368.9	1.1	0.84	12.3	323
	Fw Terronera Vein	437.2	439.3	2.1	1.51	0.04	20
TR25-1	Terronera Vein	251.45	255.00	3.55	2.72	0.02	2
TR26-1	Terronera Vein	218.15	223.50	5.35	4.85	0.03	1
TR36-1	Terronera Vein	128.55	135.65	7.10	5.92	0.02	2

Table provided by Endeavour Silver Corp.

Figure 10.12
Longitudinal Section (Looking Northeast) Showing the Intersection Points on the Terronera Vein

Figure 10.13
Cross-Section Through Holes TR02-1 and TR02-2 Drilled to Test the Terronera Vein

SW
SECTION TR02
NE 50º SW Looking at N40ºW
NE
ENDEAVOUR
SILVER
REFERENCE LINE
ELEVATION
1700
1600
1500
1400
1300
1200
Ta
Kmr
TR02-2
Azimut 50º
Dip -50º
Total Depth 151.60 m
TR02-1
Azimut 230º
Dip -45º
Total Depth 320 m
TERRONERA VEIN
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.14
Cross-Section Through Holes TR9-1 Drilled to Test the Terronera Vein

SW
SECTION TR09-1
NE50°SW Looking at N40°W
NE
ENDEAVOUR
SILVER
ELEVATION
1700
1600
1500
1400
1300
1200
Kmr
Kmr
Kmr
TR09-1
Azimut 230°
Dip -71°
Total Depth, 234.90 m
TERRONERA VEIN
REFERENCE LINE
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

Figure 10.15
Cross-Section Through Hole TR12-1 Drilled to Test the Terronera Vein

10.4	MICON COMMENTS

Micon observed a portion of the exploration drilling campaign during its site visit and noted that the campaign followed the best practice guidelines as outlined by the CIM and that Endeavour Silver was diligent in conducting its QA/QC program, as discussed in subsequent sections of this report. Therefore, it is Micon’s opiinion that th he results obtained during the 2012 drilling campaign can be added to the previous drilling program results and included in a update of Endeavour Silver’s mineral resource estimate for the San Sebastián Project.

11.0         SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	SAMPLING METHOD AND APPROACH

Endeavour Silver has adopted a fairly rigorous QA A/QC program for its su urface exploration programs in Mexico and generally follows similar preparation, analyses and security procedures for its programs, both on a new property like San Sebastián and on more mature projects like those closer to its operating mines at Guanajuato or Guanaceví. There may be some variation introduced into the QA/QC programs due to either the location or the available services in the area but, where these occur, they do not impact the quality of the program.

11.1.1	Core Drilling

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles of less than about 35° to the target, and most are between 45° and 90°. Drill holes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver’s geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi-shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill hole are transferred to a handheld personal digital assistant (PDA), and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

The core storage facilities at San Sebastián are enclosed in a locked, cement-walled warehouse and well protected.

11.1.2	Micon Observations during the 2012 Site Visit

Endeavour Silver utilizes recently designed portable diamond drill rigs which can be moved about in the bush with minimal environmental damage. Drilliing is supervised by the site geologist who makes daily progress reports on hole surveys and drill core quality. At the end of each shift, the drill foreman ensures that all core is transported to the core storage facility which is kept under lock and key. Endeavour Silver is planting trees at all drill sites before the sites are abandoned.

Random measurements of cores by Micon at the drill site and at the core shack showed that reasonable core recoveries were being obtained.

11.1.3	Sample Preparation and Security

11.1.3.1	Rock and Drill Core

All of Endeavour Silver’s samples of rock and drill core are ba agged and tagged at the San Sebastián Project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, alll of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g sub-sample is taken and pulverized to 85% passing 75 microns (-200 mesh).

The analytical procedure for the gold mineralization is fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm, or 5 to 10,000 ppb.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an AA analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low dettection limits. The assays for evaluation of high-grade silver (+/- gold) mineralization have been optimized for accuracy and precision at high concentrations (>20 ppm for silver). The analytical procedure for high-grade gold and silver mineralization is fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.5 to 1,000 ppm for the gold assay and 5 to 3,500 ppm for the silver assay.

As an economical tool for first pass exploration geochemistry, the pulps from selected drill holes are also subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis (ME-ICP41). The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte.

Over-limits (>10,000 ppm) determined for lead and zinc by ICP are re-analyzed using atomic emission spectroscopy (AES). The analytical proce edure is an aqua regia digestion followed by an ICP-AES finish. The detection ranges are 0.001% to 20% for lead and 0.001% to 30% for zinc.

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology, as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found on its website at http://www.alsglobal.com/.

During 2012, the turn-around time required for analyses was typically about two weeks.

11.1 3.2	Soil Samples

All of Endeavour Silver’s soil samples are bagged and tagged at the San Sebastián Project warehouse and shipped to the ALS preparation facility in Guadalajara, Mexico and then to the ALS laboratory in Vancouver, Canada, for analysis.

Soil and stream sediment samples are dried and screened to -80 mesh. Both size fractions are retained.

The analytical procedure for gold in soil and stream sediment samples is an aqua regia digestion followed by an ICP analysis. A 15 g nominal pulp sample weight is used. The detection range for the gold assay is 0.001 ppm to 1 ppm.

The analytical procedure for the remaining elements in soil and stream sediment samples is by ICP analysis only.

11.2	QUALITY CONTROL / QUALITY ASSURANCE (QA/QC) PROGRAM

A QA/QC program of blanks, duplicates, referenc ce standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results.

Drilling on the San Sebastián Project included a QA/QC program. For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of approximately 5%.

A total 3,591 samples were collected during Endeavour Silver’s 2012 surface diamond drilling program. A summary of the number of control samples is contained in Table 11.1.

Table 11.1
Table Showing Quantities of Control Samples Used

Sample Type	No. Of Samples	Percentage (%)
Duplicates	176	4.90
Blanks	177	4.93
Standards	178	4.96
Normal	3,060	85.21
Total	3,591	100.00
Check Assays	139	3.90
Table provided by Endeavour Silver Corp.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flowsheet (Figure 11.1).

Figure 11.1
Flowsheet for Core Sampling, Preparation and Analysis

11.2.1	Standard Reference Material

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratory. The standard material was purchased from an internationally-recognized company (CDN Resource Laboratories Ltd.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

In 2012, a total of 178 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Two different standards were submitted and analyzed for gold and silver as summarized in Table 11.2.

Table 11.2
Summary of the Reference Standard Material Samples Used During the San Sebastián Surface Diamond
Drilling Program

Reference Standard	Sample Number	Laboratory	Accepted Value
			Gold (g/t)	Silver (g/t)
Edr-27	CDN-ME-11	CDN Resource Laboratories	1.38	79
Edr-31	CDN-FCM-6	CDN Resource Laboratories	2.15	157
Table provided by Endeavour Silver Corp.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), a lower control limit (LL) and an upper control limit (UL), as follows:

Limit Value:

UL-Plus two standard deviations from the mean.
CL-Recommended value (mean) of standard refe erence material.
LL-Minus two standard deviations from the mean.

Results for each standard reference sample used are presented separately below.

11.2.1.1	Edr-27

A total of 148 samples of standard Edr-27 (a gold and silver standard) were submitted.

The average assay values for gold and silver for this standard reference material sample are summarized in Table 11.3 and the control charts are shown in Figures 11.2 and 11.3.

Table 11.3
Summary of Results for Standard Reference Material Sample Edr-27

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Gold (g/t)	1.37	1.38
Silver (g/t)	82	79
Table provided by Endeavour Silver Corp.

Figure 11.2
Control Chart for Gold Assays from Standard Reference Sample Edr-27

Figure 11.3
Control Chart for Silver Assays from Standard Reference Sample Edr-27

Two standard reference samples for gold were above the upper control limit and two were below the lower control limit for standard Edr-27. The remaining assays for gold are all close to the accepted value for the standard.

All of the values for silver were within the accepted values for the standard.

No assays for copper, lead or zinc were considered since no resources are being reported for these metals on the San Sebastián Project.

11.2.1.2	Edr-31

Thirty samples of standard Edr-31 (a gold and silver standard) were submitted.

The average assay values for gold and silver for this standard reference material sample are summarized in Table 11.4 and the control charts for gold and silver are shown in Figures 11.4 and 11.5.

Table 11.4
Summary of Results for Standard Reference Material Sample Edr-318

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Gold (g/t)	2.15	2.15
Silver (g/t)	151	157
Table provided by Endeavour Silver Corp.

Figure 11.4
Control Chart for Gold Assays from Standard Reference Sample Edr-31

Figure 11.5
Control Chart for Silver Assays from Standard Reference Sample Edr-31

Two standard reference samples for gold were above the upper control limit and two were below the lower control limit for standard Edr-31. The remaining assays for gold are all close to the accepted value for the standard.

Twelve reference samples for silver were below the lower control limit for standard Edr-31. This discrepancy is thought to be due to the different analytical methods used for assaying the standard reference sample. The certified analysis was do one using a 4-acid digestion followed by either an atomic adsorption (AA) or inductive coupled plasma (ICP) finish. The analytical procedure used by Endeavour Silver for the high-grade silver mineralization is fire assay followed by a gravimetric finish. The detection ranges are to 3,500 ppm for the silver assay. Thus, the resulting silver values for the standard Edr-31 cannot be compared directly because of the different analytical methods used.

The narrow range for the silver assays of standard Edr-31 suggests that the values are acceptable.

11.2.2	Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the San Sebastián Project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required splitting the core in half and then crushing and dividing the half-split into two portions which were then sent to the laboratory separately. The duplicate sample was ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

A total of 176 duplicate samples were taken, representing 5% of the total samples.

The results of the duplicate sampling are shown graphically in Figures 11.6 and 11.7.

Figure 11.6
Graph of the Original versus Duplicate Sample for the Gold Assays from Endeavour Silver’s San Sebastián Drilling Program

Figure 11.7
Graph of the Original versus Duplicate Sample for the Silver Assays from Endeavour Silver’s San Sebastián Drilling Program

Good correlation indices are shown for the majority of the duplicate samples collected during the San Sebastián drilling program.

11.2.3	Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the San Sebastián Project. The bentonite used was Enviroplug Coarse (1/4”).

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples, with 177 blank samples submitted.

Control charts for gold and silver assays from the blank samples inserted into the sample stream on the San Sebastián Project are shown in Figures 11.8 and 11.9.

Figure 11.8
Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream

Figure 11.9
Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream

For gold, only four samples (2.3%) out of a total of 177 blanks were over the detection limit of 0.01 g/t gold.

For silver, none of the samples out of a total of 177 were above the upper confidence range of 2 times the standard deviation of the same po opulation. Only one sample returned a significant assay of 4.2 g/t silver, suggesting either possible contamination or switching of this sample.

Upon review of the data, it is reasonable to conclude that the few cases of higher assay values cannot be attributed to significant contamination in the preparation process or analysis in the laboratory. Endeavour Silver considers that, based on the results obtained from the blank samples, its assay results for the drilling programs ar re for the most part free of any significant contamination. Micon agrees with this conclusion.

11.2.4	Check Assays

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures.

A total of 139 pulps were sent to a third party laboratory (BSI-Inspectorate) for check analysis. This amounts to approximately 4% of the total samples taken during the drilling program.

Scatter diagrams for gold and silver from check samples are shown in Figures 11.10 and 11.11.

Figure 11.10
Scatter Diagram of the Gold Check Samples Above Detection Limits

Figure 11.11
Scatter Diagram of the Silver Check Samples Above Detection Limits

For the check assay samples, there is a close correlation between the original assay and the check assay. The correlation coefficients were 0.94 and 1.00 for gold and silver, respectively.

11.2.5	QA/QC Summary

In general, there is a close correlation between the ALS assay ys and the reference standard recommended values. ALS generally demonstrated good accuracy for gold and silver, reporting only slightly higher grades for gold in couple of holes.

11.3	MICON COMMENTS

Micon has reviewed Endeavour Silver’s QA/QC pr rogram and results for the San Sebastián Project. Micon believes that Endeavour Silver is continuing to conduct its QA/QC program according to the best practice guidelines for exploration programs as defined by the CIM. Therefore, the results obtained from the exploration programs on the San Sebastián Project can be relied upon and used by Endeavour Silver to conduct a mineral resource estimate.

12.0            DATA VERIFICATION

Micon verified the data used in this Technical Report by conducting a site visit to the San Sebastián Project area, reviewing the results of QA/QC samples used by Endeavour Silver, and validating the various components of the resource database.

12.1	2011 MICON SITE VISIT

The site visits were conducted by Mr. Murahwi on October 14, 2011 and again on October 6 and 7, 2012, in the company of Ing. Luis Castro, VP Exploration of Endeavour Silver. The main objectives were to review the Project geology/mineralization, drilling and sampling practices, drill collar positions and QA/QC protoco ols. Micon also verified the reliability of analytical data by analyzing monitoring reports on the performance of control samples.

12.1.1	Review of Project Geology/Mineralization

The epithermal silver-gold vein systems being explored by Endeavour Silver are well exposed in road cuttings and shallow artisanal surficial workings (Figure 12.1).

Figure 12.1
Vein Exposure in Adit

The presence of extensive artisanal workings has en nabled detailed mapping and examination of the mineralization. The widths of the veins as observed in the field generally vary between 1 and 10 m. However, two veins, Terronera and La Luz, were found to be up to 40 m wide. The dips are typically sub-vertical.

12.1.2	Drilling/Core Logging/Sampling

During the site visit, Micon verified all collar positions for drill holes used in the current resource estimate. Micon also reviewed drilling practices, core-logging procedures and conducted a core examination that included verification of lithological zones corresponding to the assayed silver/gold/base metal grades.

Drilling practices as observed at the site of drill hole ES08-1 (Figure 12.2) were found to conform to industry standards. Most of the drilling was conducted using a portable rig to minimize environmental damage. Core losses are minimized by the use of NQ core size.

Figure 12.2
Portable Drill Rig at Collar of ES08-1

During drilling, or at the end of each drill hole (depending on ground conditions), a down-hole measurement is made for the azimuth and bearing of the drill hole. Survey readings are generally taken at 50 m intervals down the hole, using a Reflex survey tool (Figure 12.3). The azimuth is corrected for magnetic declination and drift, and then the corrected data are entered as part of the digital drill database.

Figure 12.3
Endeavour Technician Recording Down-hole Survey Readings

Drill collar positions for completed drill holes are well preserved and reclamation/restoration of the disturbed drill site is conducted by planting new trees (Figure 12.4).

Figure 12.4
Drill Collar Site Showing Newly Planted Tree

Mineralized zones were reviewed in drill holes RE04-01, RE E06-1, Real 17-1, Real 18-1, TA07-1, TA09-1, TA04-1, TA04-2 and TA13-1. The review matched the drill logs and database records. No material discrepancies were revealed. Drill core intercepts with high assay values are often characterized by multiple phases of micro-banding and brecciation (Figure 12.5), with a distinct presence of argentite-acanthite, galena, sphalerite and pyrite.

Figure 12.5
Vein Intercept Showing Multiple Banding and Brecciation

12.1.3	Review of QA/QC

Standard logging and sampling procedures are in place. Under the direction of the exploration manager, Endeavour Silver imposes and maintains various QA/QC protocols on sampling and assaying procedures, including duplicates, standards, blanks and check analyses. Follow-up on the performance of control samples (standards) is achieved through the use of control charts and reports as detailed in Section 11.

Endeavour maintains adequate security measures at its core storage and sampling facilities by restricting access to authorized personnel only and locking the premises when not in use. Figure 12.6 shows Endeavour’s exploration manager inside the core shed checking sampling records.

Figure 12.6
Endeavour’s Core Shed at the San Sebastián Project Area

In Micon’s opinion, the exploration program, QA/QC protocols and dattabase generation procedures are well run.

12.2	DATABASE VERIFICATION FOR THE MINERAL RESOURCE ESTIMATE

The resource database validation conducted by Micon involved the following steps:

  Checking for any non-conforming assay infoformation such as duplicate samples and missing sample numbers.

  Verifying collar elevations against survey infoformation for each drill hole.

  Verifying collar coordinates against survey information for each drill hole.

  Verifying the dip and azimuth against survey information for each hole.

  Comparing the database assays and intervals against the original assay certificates and drill logs.

On the whole, the database is in good shape and no material disccrepancies were found.

12.3	CONCLUSIONS ON DATA VERIFICATION

Based on the foregoing data verification exercises, Micon is satisfied that the database used for the resource estimate in this Technical Report was generated in a credible manner and is representative of the main characteristics of the epithermal silver-gold veins at San Sebastián and, therefore, suitable for use in estimating the resources.

13.0            MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	GENERAL DISCUSSION

Endeavour Silver conducted metallurgical testing on a sample of concentrate obtained from the Minera Cimarron’s flotation plant in San Sebastián del Oeste (Figure. 13.1). The plant processes ores from their La Quiteria mine.

Figure 13.1
Minera Cimarron’s Flotation Plant and Tailings Facility in the San Sebastián del Oeste Area

Metallurgical test work was done at Endeavour Silver’s Bolañitos plant in Guanajuato, Mexico. The main objective of the program was to assess the amenability of the sample to cyanide leaching of flotation concentrates, similar tothe process used by Endeavour Silver to treat ores from its silver-gold mines in Bolañitos.

Mineralization from the Quiteria mine is believed to be similar to the veins currently being explored by Endeavour Silver elsewhere in the San Sebastián de Oeste district.

13.2	METALLURGICAL TESTWORK

In August, 2012, the concentrate sample from Miinera Cimarron’s La Quitería plant was received at the Bolañitos laboratory. Endeavour Silver’s metallurgical staff were then requested to perform bottle roll cyanide extraction tests on the concentrate sample. Antonio Ramos (Bolañitos chief assayer) and Jafet Gomez (El Cubo process manager), under the direction of Abyl Sydykov (Corporate Metallurgist), conducted the test work on the La Quitería concentrate sample.

13.2.1	Milti-Element Analysis

A sub-sample of the concentrate was first sent to o SGS de Mexico, S.A. de C.V. (SGS) laboratory in Durango, Mexico, for multi-element analysis.

The results are presented in Table 13.1.

Table 13.1
Results of Multi-Element Assay of La Quitería Concentrate Sample at SGS Durango

Element	Units	Assay	Element	Units	Assay	Element	Units	Assay
Ag	ppm	10767	Fe	%	16.2	S	%	16.8
Au	ppm	19.80	Hg	ppm	<5	Sb	ppm	449
Al	%	0.3	K	%	0.03	Sc	ppm	0.9
As	ppm	1182	La	ppm	2.1	Se	ppm	418
Ba	ppm	15	Li	ppm	34	Sn	ppm	<10
Be	ppm	1.3	Mg	%	1.05	Sr	ppm	94.6
Bi	ppm	<10	Mn	%	1.38	Ti	%	0.02
Ca	%	6.25	Mo	ppm	56	V	ppm	20
Cd	ppm	132	Na	%	0.02	W	ppm	30
Co	ppm	39	Ni	ppm	25	Y	ppm	<5
Cr	ppm	24	P	%	0.02	Zn	%	2.13
Cu	ppm	4470	Pb	%	1	Zr	ppm	3.9
Table provided by Endeavour Silver Corp.

13.2.2	Size Analysis

A size fraction analysis was carried out on the concentrate sample at the Bolañitos assay laboratory. The analysis showed that 69% of the concentrate was finer than 37 microns. The fraction coarser than 37 and finer than 211 microns had a higher grade (12,700 g/t Ag concentrate) compared to 8,600 g/t Ag in the fine fraction and 8,900 g/t Ag in the coarsest fraction (Table 13.2).

Table 13.2
La Quitería Concentrate Size Analysis and Silver and Gold Distribution in Size Fractions

Size fraction	% Weight	Ag grade g/t	Ag distribuiton %	Au grade g/t	Au distribution %
+211 um	0.6	8,946	0.5	20	0.6
-211 +152 um	2.4	14,547	3.6	29.6	3.8
-152 +104 um	4.5	13,821	6.3	30.4	7.3
-104 +75 um	6.5	12,947	8.6	25.8	9.0
-75 +44 um	12.5	11,716	14.9	27.6	18.3
-44 +37 um	4.1	12,829	5.3	29	6.3
-37 um	69.4	8,563	60.7	14.86	54.8
Total	100	9,800	100	18.8	100
Table provided by Endeavour Silver Corp.

13.2.3	Cyanide Bottle Roll Leach Tests

Three cyanide bottle roll leach tests at standard cond ditions were conducted on the concentrate sample (Table 13.3).

Table 13.3
Cyanide Bottle Roll Leach Test Conditions

CONDICIONES DE LIXIVIACIÓN
Muestra	Agua	Tiempo	Cal	Pb (NO3)	NaCN	NaCN	pH
g	mL	h	g	ml	g	%
200	470	72	2	0.1	10	1.91	12.1
Table provided by Endeavour Silver Corp.

Average recoveries were 91.11% for silver and 93.11% for gold (Table 13.4).

Table 13.4
La Quitería Cyanide Bottle Roll Leach Test Results

Fecha	Lote Quiteria	CABEZA DE LIXIVIACIÓN		SOLUCION RICA		COLAS		CABEZA CALCULADA		% RECUPERACION
		Au gpt	Ag gpt	Au ppm	Ag ppm	Au gpt	Ag gpt	Au gpt	Ag gpt	Au %	Ag %
10-sep-12	E-1	20.650	10,347	6.55	3,769	1.58	961	7600	13.13	92.35%	90.7%
	E-2	20.650	10,347	5.72	3,518	1.27	865	7497	12.06	93.85%	91.6%
	E-3	20.650	10,347	6.30	3,746	1.42	932	8182	13.62	93.12%	91.0%
								PROMEDIO		93.11%	91.11%
Table provided by Endeavour Silver Corp.

13.3	SUMMARY

Silver and gold grades in the concentrate sample tested were found to be at an acceptably high level, averaging 10,800 g/t Ag and 19.8 g/t Au. Cyanide bottle roll leach tests recovered 91.1% of the silver and 93.1% of the gold, which h are competitive with the conditions of concentrate smelters or traders.

Selenium grades were found to be high (418 ppm). This may cause problems in the leaching process by contaminating the final doré and resulting in penalties levied by silver refineries.

13.4	CONCLUSION

Despite the selenium problem, the initial results suggest that high silver and gold recoveries are achievable. However, this test work is inconclusive and further detailed investigations are recommended, using representative samples of mineralization from the San Sebastián Project.

14.0        MINERAL RESOURCE ESTIMATES TO BE UPDATED

14.1	INTRODUCTION

Mineral resource estimates have been produced and classified using the current November, 2010 CIM standards and definitions for estimating resources and reserves, as required by Canadian National Instrument 43-101.

This resource estimate completed by Endeavour Silver is the second estimate reported for the San Sebastián Project. The effective date of the resource estimate is December 15, 2012. The initial resource estimate for the San Sebastián Project is discussed in Micon’s earlier Technical Report of March 15, 2012.

Micon was engaged to audit Endeavour Silver’s December 15, 2012 mineral resource estimate.

The process of mineral resource estimation includes technical l information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

Micon has concluded that the resource estimate completed by Endeavour Silver, as audited by Micon, has been reasonably prepared and confo forms to the current CIM standards and definitions for estimating resources and reserves. Therefore, Micon accepts Endeavour Silver’s resource estimate as its basis for the ongoing exploration program at the San Sebastián Project. In Micon’s opinion, there are currently no known technical, legal, environmental or political considerations which would affect continued exploration and resource delineation at the San Sebastián Project.

14.2	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals,coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted fromspecific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsiceconomic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economicfactors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical andeconomic conditions might become economically extractable. These assumptions must be presented explicitly in both publicand technical reports.”

“Inferred Mineral Resource”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality canbe estimated on the basis of geological evidence and limited samplingand reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or anypart of an Inferred Mineral Resource will be up-graded toan Indicated or Measured Mineral Resourceas a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthyof public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis offeasibility or other economic studies.”

“Indicated Mineral Resource”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distributionof data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Reesource category to the advancement of the feasibility of the project. An Indicated Mineral Reesource estimate is of sufficient qualityto support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

“A‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“Mineralization or other natural material of economic interest maybe classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.3	ENDEAVOUR SILVER RESOURCE ESTIMATION METHODOLOGIES

14.3.1	Tonnage and Grade Estimation

The San Sebastián Project uses a specific gravity of 2.5 to estimate tonnage. This is considered reasonable for this type of deposit and is based on a number of tests on core samples collected from the Terronera vein.

Resource Estimation Methods

2D Polygonal Method

The 2D polygonal method is based on the use of a longitudinal section to estimate the mineral resources and was used for the Animas-Los Negros, El Tajo and Real veins due to the limited number of drill holes.

Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 1.5 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

3D Block Modelling

The resource estimate for the Terronera vein of the San Sebastian del Oeste Project was generated using the Vulcan 3D modelling mining software. The database consists of 24 diamond drill holes with an average drill spacing of approximately 50 m and 43 underground channel chip samples. The drill holes generated a total of 2,170 samples but only 308 from the vein intersections were used in the actual estimate.

Three-dimensional wireframe models were constructed of the major structures comprising the vein, i.e. the main Terronera vein (TRV), hanging wall Terronera vein (HWTRV) and footwall Terronera vein (FWTRV). The respective average number of composites is 9, 3 and 3. The resource block models were constructed in rotated space to match th he general dip and strike of the vein structures (with 320º azimuth and -73º dip). The block size used was 25 m along strike x 25 m down dip x the width of the vein or diluted to a minimum of 1.5 m.

Grade interpolation was achieved by using the inverse distance cubed (ID3) technique. The minimum number of samples used in the grade estimation of each block was 2. For Pass 1, the maximum number of samples was 24, with a search ellipse of 30 m x 30 m (for the major and semi-major axes) x 20 m (for the minor axis). For Pass 2, the search ellipse dimensions were 100 m x 75 m x 30 m for the major, semi-major and minor axes, respectively, while for Pass 3 the dimensions were 200 m x 200 m x 60 m. For Passes 2 and 3, the maximum number of samples was 12. Pass 1 was used to assign grades to the indicated resource blocks while Passes 2 and 3 were used for the inferred resource blocks.

14.3.2	Capping of High Grade Assays

Endeavour Silver developed basic statistical parame eters for raw silver and gold assays. The parameters indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. Accordingly, Endeavour Silver elected to top-cut high assays within each zone. To determine the appropriate capping value for each zone, lognormal probability plots and cumulative frequency plots were examined, and the capping value was based on the cumulative probability of approximately 98% for each zone, as shown in Table 14.1.

Table 14.1
Summary of Sample Capping Grades Used for the San Sebastián Project

Vein	Metal	Capping Value (g/t)
Animas-Los Negros	Gold	2.38
	Silver	524
El Tajo	Gold	2.38
	Silver	524
Real	Gold	2.38
	Silver	524
Terronera	Gold	7.96
	Silver	1,970
Table based on information supplied by Endeavour Silver.

14.3.3	Sample Composites

For Terronera, compositing was done using the length of the samples defined by the wireframes of the structures. For the other veins, a minimum horizontal width of 1.5 m was used for compositing drill hole sample grades. The average cut-off grade applied to resource blocks was 100 g/t silver equivalent (AgEq). The silver equivalent grade was reached by multiplying the gold grade by 50 and adding it to the silver grade, based on metal prices of US $31/oz for silver and US $1,550/oz for gold.

14.3.4	Modifying Factors

Resource models are based on vein data only. The initial models are therefore undiluted.

14.3.5	Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade. Mineral resources have been derived by classifying the blocks according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning. Currently there are no Measured resource blocks at San Sebastián.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

14.3.6	Cut-off Grades

For the December 15, 2012 resource estimate, a geological cut-off grade of 100 g/t AgEq was used. The 100 g/t AgEq geological cut-off grade used is considered appropriate to reflect the requirement that resources must have reasonable prospects for economic extraction.

14.3.7	Mineral Resource Statement

The mineral resources have been estimated, classified and reported using the guidelines given in the CIM Standards on Mineral Resources and Reserve es Definitions and Guidelines which have been adopted for reporting under NI 43-101.

The summary of the resource estimates, as contain ned in Table es 14.2 and 14.3, is effective December 15, 2012. The cut-off grade for the mineral resources used by Endeavour Silver is 100 g/t AgEq, with no base metal credits applied.

Figures 14.1, 14.2 14.3 and 14.4 are longitudinal sections sh howing the current resources estimated for the Animas-Los Negros, Tajo, Real and Terronera veins.

Table 14.2
December 15, 2012 Indicated Resource Estimate, San Sebastián Project

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Animas-Los Negros, El Tajo & Real	Indicated	307,000	199	0.55	1,968,000	5,400	2,238,000
Terronera	Indicated	1,528,000	192	1.30	9,432,300	63,900	12,627,300
Total	Indicated	1,835,000	193	1.17	11,400,300	69,300	14,865,300

Table 14.3
December 15, 2012 Inferred Mineral Resource Estimate, San Sebastián Project

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Animas-Los Negros, El Tajo & Real	Inferred	354,000	211	0.52	2,404,100	5,900	2,699,100
Terronera	Inferred	2,741,000	194	1.50	17,096,300	132,200	23,706,300
Total	Inferred	3,095,000	196	1.39	19,500,400	138,100	26,405,400
The totals in Tables 14.2 and 14.3 have been rounded.

14.4	MICON COMMENTS

Micon has conducted an audit of the Endeavour Silver resource estimates as of December 15, 2012 and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. Accordingly, Micon acceptsEndeavour Silver’s resource estimate as its basis for the ongoing exploration at the San Sebastián Project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the resource estimate or the exploration programs at the San Sebastián Project.

Figure 14.1
Longitudinal Section Showing the Resources for the Animas-Los Negros Vein

Figure 14.2
Longitudinal Section Showing the Resources for the Tajo Vein

Figure 14.3
Longitudinal Section Showing the Resources for the Real Vein

Figure 14.4
Longitudinal Section Showing the Resources for the Terronera Vein

INAPPLICABLE SECTIONS

The following NI 43-101 Technical Report sections (15 to 22) are not applicable to the current report. Further work will need to be conducted on the San Sebastián Property prior to the inclusion of these sections in a Technical Report.

15.0          MINERAL RESERVE ESTIMATES

16.0          MINING METHODS

17.0          RECOVERY METHODS

18.0          PROJECT INFRASTRUCTURE

19.0          MARKET STUDIES AND CONTRACTS

20.0          ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

21.0          CAPITAL AND OPERATING COSTS

22.0          ECONOMIC ANALYSIS

23.0           ADJACENT PROPERTIES

Minera Cimarron S.A. de C.V. (Minera Cimarron) is a small private mining company that operates the Quiteria mine in the San Sebastián del Oeste area (Figure 23.1). Approximately 70 ha of mining claims are owned by the company. These 70 ha include some recently acquired claims in the Los Reyes area which lies in an adjacent canyon to the north. The company has done only some minor sampling in the abandoned workings in Los Reyes but anticipates that, in the near future, it will be able to supplement production from this area.

Figure 23.1
Minera Cimarron’s Santa Quiteria Mine in the San Sebastián del Oeste Area

Minera Cimarron is currently doing development work by means of an inclined ramp from surface. Most of the material that is milled is from this development work and a small portion comes from shrinkage stoping. Minera Cimarron is also encountering some old workings at depth and along strike.

Drilling is done with jack-legs and mucking and hauling are done mainly with 2 and 3.5 yard LHDs. Ore grades are reportedly around 275 g/t silver and 0.4 g/t gold. The company is currently milling about 130 t/d with 70% recovery and this is done with the following equipment: 1 jaw crusher, 1 Symon’s 2 ft cone crusher, 1 Hardinge 8’ x 48” 200 HP ball mill, followed by a series of Wemco flotation cells. The concentrate is dewatered with an Eimco drum filter and shipping on average, 25 t of concentrates to the Peñoles smelter in Torreón, Coahuila per month.

Future plans for the mine include further development toward the northwest on the vein structure, the continuation of an existing adit to shorten hauling distances, driving a new adit to access the vein structure at greater depth and, possibly, diamond drilling below the current levels to establish new resources.

Installations include an assay laboratory, a small repair shop for vehicles and diesel equipment, and a warehouse for parts and materials. The mine currently has about 35 workers. Most of the operating personnel come from Santiago de los Pinos which is 4 km away. More qualified employees come from mining districts thr roughout Mexico.

Accounting and purchasing are done in administrative offices in Guadalajara. The mine has several rented houses in the small town of Santiago de los Pinos and Minera Cimarron recently obtained a building permit for some living quarters for its supervisors.

Also in the Municipality of San Sebastián del Oeste is the 5,080-ha Guijoso property. It is located about 25 km northeast of San Sebastián del Oeste and approximately 5 km south of the town of San Felipe de Hijar. Intermittent small scale exploitation of veins has occurred in San Felipe de Hijar, similar to that in the San Sebastián del Oeste area.

The Guijoso property is also located within the same belt of low sulphidation epithermal deposits which hosts the San Sebastián veins. All mineralization at the Guijoso Project is associated with pervasive, vein and stockwork silicification and adjacent argillic alteration within rhyolite tuffs. Silicification has been recognized over an area approximately 6 km in length by and 1.5 km in width.

In 2004, Capstone Mining Corporation completed a small mapping program, an orientation stream sediment sampling program, and some surface rock sampling on the Guijoso Project.

Between March 2, 2007 and March 1, 2008 Fury Explorations Ltd. (Fury) completed an exploration program on the Guijoso Property. Work included regional and target-specific geochemical rock sampling, grid rock sampling, ma apping, and drilling of 13 core drill holes totaling 2,017 m. Results of sampling of three principal veins indicated encouraging silver-gold mineralization to a maximum of 712 g/t silver and 4.7 g/t gold. Drill results, however, were significantly lower than surface sample results from veins. The drill program was reportedly plagued by poor recoveries and abandoned holes due to ground conditions, the relatively underpowered drill rig, small core size (BQ), shallow angle holes and other factors.

In 2008, Ansell Capital Corp. had an option from Fury to earn a 70% interest in the Guijoso Project. Ansell did not complete its option and Fury returned the property to the underlying owners in 2010.

23.1	MICON COMMENTS

Micon has not verified the information regarding adjacent properties and has not visited them or audited them. The information contained in this section of the report is not necessarily indicative of the mineralization at the San Sebastián Project. The information was generally taken from the various public documents and updated for any areas where new information was available for the adjacent properties.

24.0           OTHER RELEVANT DATA AND INFORMATION

At the writing of this report, all relevant data and information regarding Endeavour Silver’s San Sebastián Project are included in other sections of this report. Micon is not aware of any other data that would make a material difference to the quality of this report or make it more understandable, or without which the report would be incomplete or misleading.

25.0           INTERPRETATION AND CONCLUSIONS

25.1	GENERAL DISCUSSION

The San Sebastián property acquired by Endeavour Silver represents a new, district-scale, silver-gold exploration opportunity for the company. The silver and gold mines in San Sebastián were first discovered in 1542 but there has only been limited modern exploration conducted in the district. Prior to Endeavour Silver, the only significant exploration activity was carried out by IMMSA in the late 1980’s and early 1990’s.

San Sebastián covers a classic, low sulphidation, epithermal vein system in four mineralized sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián del Oeste and Real de Oxtotipan (Real Alto). Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins and, according to the scant information available, a large amount of silver was extracted.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralization. For example, the La Quiteria vein ranges up to 15 m in thickness, and the La Quiteria mine averages nearly 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

Since the known high-grade silver-gold deposit at the Quiteria mine is restricted to a discrete, plunging zone measuring about 200 to 250 m long by 200 to 250 m deep by 2.5 to 5.0 m thick, Endeavour Silver exploration personnel are of the opinion that substantial potential exists to find additional high grade mineralized zo ones within a reasonable distance of the known veins on the San Sebastián property. Many of these veins have never been drilled or explored using modern methods.

In San Sebastián, silver and gold mineralization represents the upper portion of an epithermal vein system. The system is preserved to a large extent and veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

In areas of higher elevation, such as Real de Oxtotipan (Real Alto), the quartz is amorphous, milky white in colour and displays many favourable textures indicative of a low temperature environment. Future exploration will explore to depth the three main vein systems in Real Alto: Animas-Los Negros, El Tajo and Real. The Terronera vein in the San Sebastián de Oeste zone has only been explored to shallow deptths. Exploration targets also include the areas between known mineralized ore shoots exploited in the past on the Terronera vein.

Since acquiring the San Sebastián Property, Endeavour Silver has been successful in its exploration programs, significantly adding to its knowledge of the geology and mineralization of the San Sebastián Project area. With its successful exploration programs in the San Sebastián area, Endeavour Silver has been able to add to its resource base for this Project.

25.2	2012 MINERAL RESOURCE ESTIMATE

The mineral resource was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is December 15, 2012.

The resource estimate was conducted using the polygonal/sectional method for the smaller veins and a 3D resource model for the larger Terronera vein. A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 25.1.

Table 25.1
Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 100 g/t AgEq

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Total	Indicated	1,835,000	193	1.17	11,400,300	69,300	14,865,300
Total	Inferred	3,095,000	196	1.39	19,500,400	138,100	26,405,400

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

25.3	CONCLUSIONS

The mineral resource estimate of the San Sebastián Project continues to be sufficiently encouraging to warrant further investigation to upgrade and expand the resource. Bearing in mind that several veins within the project area which have shallow artisanal workings have not yet been tested by drilling, Micon believes that there is a reasonable chance of continuing to expanding the resource.

Micon has conducted an audit of the Endeavour Silver updated resource estimate as at December 15, 2012, and considers the estimate to o have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. The estimation approach/methodology used is reasonable and commensurate with the data levels.

Despite the potential for additional resources, Endeavour Silver is yet to determine whether its mineral property contains mineral reserves that are economically recoverable. There are presently no mineral reserves on the San Sebastian Property.

26.0           RECOMMENDATIONS

Based on the successful exploration program and the continuing expansion of the resource estimate, Micon makes the following recommendations for further work.

In the short to medium term, all exploration and additional drilling programs should focus on upgrading and expanding the resources.

A 3D geological model of the vein systems intersected in drill holes and exposed in existing underground workings should be compiled to serve as a guide in determining and targeting possible extensions to the mineralized zones already known, in addition to establishing where infill holes should be drilled. This model should be continually updated as and when new information becomes available.

Where possible, limited underground development and core drilling and sampling should be conducted to complement surface exploration activities and the data should be incorporated into the 3D geological model.

While the company’s drilling programs may continue to prioritize areas perceived to have high grade resource potential, lower grade targets should also be continually assessed in order to establish the overall resource potential for the entire property.

Stringent QA/QC measures should be maintained.

Further detailed metallurgical investigations should d be conducted to establish the optimum recovery method(s) and grade-recovery relationship(s).

26.1	BUDGET FOR FURTHER WORK

Given the success of Endeavour Silver’s exploration program at San Sebastián, it plans to continue exploration focused on expanding the new resources identified and testing several new prospective targets within the district. The primary long-te erm goal of this program is to delineate sufficient resources on the San Sebastián property in order to permit preliminary mine planning, economic analysis and a possible development decision.

Future exploration activities will primarily focus on the Terronera vein, which is up to 13 m wide has been traced for 2 kilometres along strike. Several old shafts and adits mark the locations of small scale historic mining along the vein. Drilling will continue with two drill rigs to delineate the lateral and vertical extent of the recently discovered high grade silver-gold mineralization in the Terronera vein.

The 2013 exploration program is planned to include 16,000 m of core in approximate ely 40 surface diamond drill holes to delineate resources on the Terronera vein. Endeavour Silver is budgeting to spend US $3,561,800, mainly on diamond drilling, in an effort to expand the resource base on its property during 2013. The estimated cost of diamond drilling, including roads and drill pads, is US $180/m. Diamond drilling costs are higher than on Endeavour Silver’s other Projects due to the generally poor ground conditions of the rock being drilled.

The approximate time-frame for execution of this drilling program is 8 months.

In addition to the proposed budget, payment of the 2013 annual taxes will be required for the San Sebastián concessions. The San Sebastián Property consists of 12 mineral concessions covering 5,466 ha. The estimated cost of the annual tax payment is US $52,000.

A final cash payment to IMMSA totaling US $2,000,000 to exercise the option will also be required in February, 2013.

Other activities being considered include fluid inclusion studies to characterize the veins and to determine possible depths to boiling zones in the epithermal system. Structural analyses using satellite images (e.g. ASTER) are also contemplated.

Table 26.1 summarizes the planned 2013 surface exploration budget for the San Sebastián Project.

Table 26.1
Summary of Total 2013 Expenditures for the San Sebastián Project Exploration Programs

Project Area	2013 Exploration Progrrams			Budget (US $)
	Drill Holes	Metres	Samples
Central Area (Terronera etc.)	40	16,000	4,000	3,457,500
San Sebastián Regional	0	0	200	104,300
Total	40	16,000	4,200	3,561,800
Table provided by Endeavour Silver Corp.

The detailed budget for the priority exploration targets is summarized in Table 26.2.

Table 26.2
San Sebastián Surface Exploratiion Budget for 2013

AREA	ACTIVITY (units)	Units	Unit Cost (US $)	Total Cost (US $)
Central Area	Assays - Rock and soil (sample)		25
	Assays - Core (sample)	4,000	32	128,000
	Consultants (days)		1,200
	Surface diamond drilling (m)	16,000	175	2,800,000
	Field and office supplies (weeks)	40	1,125	45,000
	Housing and food (weeks)	40	200	8,000
	Geology and engineering personnel (weeks)	40	7,000	280,000
	Salaries and labour (weeks)	40	2,000	80,000
	Trenches, roads, drill pads and reclamation (weeks)	40	1,500	60,000
	Trenches – sampling only (days)		500
	Travel and lodging (weeks)	40	100	4,000
	Vehicle inc. gasoline, repair and maintenance (weeks)	40	200	8,000
	Surface use agreements (months)	9	4,500	40,500
	Expenses, non-deductible (weeks)	40	100	4,000

AREA	ACTIVITY (units)	Units	Unit Cost (US $)	Total Cost (US $)
Central Area Subtotal				3,457,500
San Sebastián Regional	Assays - Rock and soil (sample)	200	25	5,000
	Assays - Core (sample)		32
	Consultants (days)		1,200
	Surface diamond drilling (m)		175
	Field and office supplies (weeks)	8	1,125	9,000
	Housing and food (weeks)	8	200	1,600
	Geology and engineering personnel (weeks)	8	7,000	56,000
	Salaries and labour (weeks)	8	2,000	16,000
	Trenches, roads, drill pads and reclamation (weeks)		1,500
	Trenches – sampling only (days)		500
	Travel and lodging (weeks)	8	100	800
	Vehicle inc. gasoline, repair and maintenance (weeks)	8	200	1,600
	Surface use agreements (months)	3	4,500	13,500
	Expenses, non-deductible (weeks)	8	100	800
San Sebastián Regional Subtotal				104,300
San Sebastián Project Exploration Total				3,561,800
Table provided by Endeavour Silver Corp.

Micon has reviewed Endeavour Silver’s proposal for further exploration and studies on its San Sebastián Project and considers that the budget for the proposed program is reasonable. Micon recommends that Endeavour Silver implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

26.2	FURTHER RECOMMENDATIONS

Through its acquisition of the San Sebastián Property, Endeavour Silver has acquired a project in an old Mexican silver mining district which appears to have seen very few modern exploration techniques applied in the search for new mineral deposits or the extensions of the older ones. Therefore, there is the potential to discover significant silver mineralization which may prove to be economic. Micon agrees with the general direction of Endeavour Silver’s proposed exploration program and makes the following additional recommendations to assist in its exploration and resource estimation processes:

1)	Basic engineering studies for infrastructural requirements should be initiated in preparation for economic studies.

2)	The possible synergies from co-operation with third parties holding prospective mining interests in and surrounding the San Sebastián Project area should be investigated.

27.0          DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“Charley Z. Murahwi”

Charley Z. Murahwi, M.Sc., P.Geo., Pr.Sci.Nat., FAusIMM
Senior Geologist	Report Date: March 6, 2013
Effective Date: December 15, 2012

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist	Report Date: March 6, 2013
Effective Date: December 15, 2012

28.0           REFERENCES

28.1	TECHNICAL REPORTS AND OTHER PAPERS

Berger, B.R., and Eimon, P.L., (1983), Conceptual models of epithermal precious metal deposits, in Shanks, W.C. III, ed., Cameron volume on unconventional mineral deposits: New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, p. 191-205.

Blanco, J., 2006, Dirección de Exploraciones, Zona Sur, IMMSA Resumen Proyecto San Sebastián

Buchanan, L. J., 1981, Precious Metal Deposits Associated with Volcanic Environments in the Southwest, Arizona Geologic Society Digest, Vol. XIV, Relations of Tectonics to Ore Deposits in the Southern Cordillera, ed. By Dickenson, W. R. and Payne, W. D.

Corbett, G.J., Leach, T.M. 1996, Southwest Pacific Rim gold - copper systems: structure, alteration and mineralization. Workshop manual, 185 p.

Flores, M. C., Reyes, S. S., 2001, Carta Geológico-Minera San Felipe de Hijar F13-D51 Escala 1:50,000 Estado de Jalisco: Consejo de Recurso Minerales, 32 p.

Hollister, F.V. 1985, Discoveries of epithermal precious metal deposi its: AIME, Case histories of mineral discoveries, V.1, pp. 168.

Lange, R. A., Carmichael, I. S. E., 1991, A potassic volcanic front in western Mexico: The lamprophyric and related lavas of San Sebastián: Geological Society of America Bulletin, Vol. 103, p. 928-940.

Lewis, W.J., and Murahwi, C.Z., (2012), NI-43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State, Mexico. 156 p.

López Ramos, E., 1982, Geología de Mexico”, 3a ed. Mexico, Instituto de Geología de la UNAM

Madrigal, L., Flores, E., Solís, T, Pérez, R., Vizcarra, L., 1995, Grupo Mexico, Evaluación Geológica y Barrenación a Diamante en el Proyecto de San Sebastián, Jalisco

Ramirez, Santiago, (1884), Noticia Historica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación, 768 p.

Romo, E.A. et al., (2010), La Historia Minera De San Sebastián Del Oeste, Jalisco Y Su Potencial Turistíco, 4 Congreso de la Academia Mexicana de Investigatión Turistíca, 21.

Servicio Geológico Mexicano (SGM), (2010), Panor rama Minero del Estado Jalisco: 51 p.

Servicio Geológico Mexicano (SGM), (2006), Panor rama Minero del Estado Jalisco: 45 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descripción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

Vargas, J.C., et al., (1992), Geological – Mining Monograph of the State of Jalisco, Secretaria de Energia, Minas e Industria Paraestatal, 122 p.

www.wikipedia.org

29.0           CERTIFICATES

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of the below mentioned technical report on the San Sebastián Project in Jalisco State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology)	University of British Columbia	1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

Association of Professional Geoscientists of Ontario (Membership # 1522)

The Geological Association of Canada (Associate Member # A5975)

The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 27 years;

5)

I am familiar with NI 43-101 and, by reason of education,, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and 7 years as a consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the San Sebastián Project;

7)	I was an author of the previous 2012 Micon Technical Report on the San Sebastián Property;

8)

As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the paarts of the Technical Report for which I am respponsible contain all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

10)

I am responsible for Sections 1 through 8, 13, 16 through 25, and 28 of the Technical Report dated March 6, 2013 and dated effective December 15, 2012, entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State Mexico.”

11)	I have read NI 43-101 and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated this 6th day of March, 2013

“William J. Lewis” {Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As the co-author of the below mentioned technical report on the San Sebastián Project in Jalisco State, Mexico, I, Charley Z. Murahwi do hereby certify that:

1)

I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology ) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996;

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a Fellow of the Australasian Institute of Mining & Metallurgy (FAusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09);

4)	I have worked as a mining and exploration geologist in the minerals industry for over 30 years;

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments and 5 years as a senior consultant;

6)	I visited the San Sebastián Project in Mexico on October 14, 2011 and again on October 6 and 7, 2012;

7)	I was an author of the previous 2012 Micon Technical Report on the San Sebastián Property;

8)

As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the paarts of the Technical Report for which I am respponsible contain all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

10)	I have read NI 43-101 and the portions of this Technical Reeport for which I am responsible have been prepared in compliance with NI 43-101;

11)

I am responsible for Section 1, Sections 9 through 12, 14, 15, 25 and 26 of the Technical Report dated March 6, 2013 and dated effective December 15, 2012, entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Projject, Jalisco State Mexico.”

Dated this 6th day of March, 2013

“Charley Z. Murahwi”          {Signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo., FAusIMM

APPENDIX 1

GLOSSARY OF MINING TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Adit	A horizontal passage from the surface into the mine providing access to a mineral deposit.

Ag

Silver. A metallic chemical element with the chemical symbol Ag (Latin: argentum, from the Indo-European root *arg- for "grey" or "shining") and atomic number 47. A soft, white, lustrous transition metal, it has the highest electrical conductivity of any element and the highest thermal conductivity of any metal. The metal occurs naturally in its pure, free form (native silver), as an alloy with gold and other metals, and in minerals such as argentite and chlorargyrite. Most silver is produced as a by-product of copper, gold, lead, and zinc refining.

Arsenopyrite	A tin-white or silver-white to steel-gray orthorhombic mineral: FeAsS.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au

Gold. A chemical element with the symbol Au (from Latin: aurum "gold") and an atomic number of 79. Gold is a dense, soft, shiny, malleable and ductile metal. Pure gold has a bright yellow color and luster traditionally considered attractive, which it maintains without oxidizing in air or water. Chemically, gold is a transition metal and a group 11 element. It is one of the least reactive solid chemical elements. The metal therefore occurs often in free elemental (native) form, as nuggets or grains in rocks, in veins and in alluvial deposits. Less commonly, it occurs in minerals as gold compounds, usually with tellurium.

B

Backfill	Waste material used to fill the void created by mining a mineral deposit (orebody).

Back	A term used to denote the roof or ceiling of a mining drift.

Ball mill	A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential mineral deposit (orebody) being sampled and used to determine metallurgical characteristics.

Bullion	Metal formed into bars or ingots.

By-product	A secondary metal or mineral product recovered in the milling process.

C

Cage	Mining term used for an elevator.

Calcine	Name given to concentrate that is ready for smelting (i.e. the sulphur has been driven off by oxidation).

Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face, back or walls.

Chute	An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Standards

The CIM definitions and standards for mineral resources and mineral reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of November 27, 2010.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cu

Copper. A chemical element with the symbol Cu (from Latin: cuprum) and atomic number 29. It is a ductile metal with very high thermal and electrical conductivity. Pure copper is soft and malleable; an exposed surface has a reddish-orange tarnish. It is used as a conductor of heat and electricity, a building material, and a constituent of various metal alloys.

Custom smelter	A smelter which processes concentrates from independent mines. Concentrates may be purchased or the smelter may be contracted to do the processing for the independent company.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Cyanide	A chemical species containing carbon and nitrogen used to dissolve gold and silver from ore.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Decline	A sloping underground opening for machine access from level to level or from surface; also called a ramp.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, cross-cutting, drifting and raising.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

E

Endeavour Silver	Endeavour Silver, including, unless the context otherwise requires, the Company's subsidiaries.

Epithermal	Hydrothermal mineral deposit formed within one kilometer of the earth’s surface, in the temperature range of 50° to 200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for or defining a mineral deposit.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or mineralized (ore) structure.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

Galena	Lead sulphide, the most common ore mineral of lead.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold or silver, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt or oz/t).

Gram	0.0321507 troy ounces.

g/t	Grams per metric tonne.

gpt	Grams per tonne.

H

Hangingwall	The rock on the upper side of a vein or mineral (ore) deposit.

High grade	Rich mineralization (ore). As a verb, it refers to selective mining of the best mineralization (ore) in a deposit.

Host rock	The rock surrounding a mineral (ore) deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Kilometre(s). Equal to 0.62 miles.

L

Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

Longhole Mining	One of the mining methods used to conduct bulk tonnage mining underground.

M

m	Metre(s). Equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation on or beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Claim or Concession

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospects for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005 and recently updated as of November 27, 2010 (the CIM Standards).

N

National Instrument 43-101

Means “Canadian” National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43- 101CP. NI 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

O

Orebody	A term used to denote the mineralization contained within an economic mineral deposit.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.1 grams as distinct from an imperial ounce which weigh 28.4 grams.

oz	Ounce

P

Pb

Lead. A main-group element in the carbon group with the symbol Pb (from Latin: plumbum) and atomic number 82. Lead is a soft, malleable poor metal. It is also counted as one of the heavy metals. Metallic lead has a bluish-white color after being freshly cut, but it soon tarnishes to a dull grayish color when exposed to air. Lead has a shiny chrome-silver luster when it is melted into a liquid.

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite

A common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide- spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q

Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

R

Raise	A vertical hole between mine levels used to move ore or waste rock or to provide ventilation or access.

Ramp	An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation	The restoration of a site after mining or exploration activity is completed.

Recovery Rate

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining	The final stage of metal production in which impurities are removed from the molten metal.

Refractory ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Rod mill	A steel cylinder filled with steel rods into which crushed ore is fed. The rod mill is rotated, causing the balls to cascade and grind the ore.

S

Shaft	A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Sill	A term used to denote the floor of a mining level or drift Also, used to denote a mining level developed on mineralization or orebody.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Sphalerite	A zinc sulphide mineral; the most common ore mineral of zinc.

Stockpile	Broken mineralization (ore) heaped on surface, pending treatment or shipment.

Stope	An area in an underground mine where mineralization (ore) is mined.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulfur and other metallic element such as copper and zinc. Gold is usually associated with sulphide enrichment in mineral deposits.

T

Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tailings pond

A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

Tunnel	A horizontal underground opening, open to the atmosphere at both ends.

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of a mineral deposit (orebody). The hangingwall and footwall rocks of an mineral deposit (orebody).

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Z

Zn

Zinc. From the German Zink, or spelter (which may also refer to zinc alloys), is a metallic chemical element; it has the symbol Zn and atomic number 30. It is the first element in group 12 of the periodic table. Zinc is, in some respects, chemically similar to magnesium, because its ion is of similar size and its only common oxidation state is +2. Zinc is the 24th most abundant element in the Earth's crust and has five stable isotopes. The most common zinc ore is sphalerite (zinc blende), a zinc sulfide mineral.

Zone	An area of distinct mineralization.